UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Sapient Industries, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 12, 2017

Physical address of issuer
1735 Market Street, Philadelphia, PA 19103, USA

Website of issuer
http://sapient.industries

Current number of employees
10

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$681,488.18	$548,164.75
Cash & Cash Equivalents	$250,947.38	$73,226.75
Accounts Receivable	$1,667.44	$82
Short-term Debt	$10,204.47	$4,484.56
Long-term Debt	$960,827.85	$440,000.00
Revenues/Sales	2,007.42	$360
Cost of Goods Sold	$0	$1,200
Taxes Paid	$0	$0
Net Income	$($1,771,105.33)	$(573,605.60)

APRIL 29, 2020

FORM C-AR

Sapient Industries, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Sapient Industries, Inc, a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing an annual report as required by the U.S. Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.focusmate.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

The Company is a Delaware corporation, formed on April 12, 2017.

The Company is located at 1735 Market Street, Philadelphia, PA and has a website located at http://sapient.industries.

The Company primarily conducts business from its headquarters in Philadelphia, PA.

The information available on or through the Company's website is not a part of this Form C-AR.

The Business

The Company operates Sapient, an enterprise platform that hosts, runs, and controls a building-wide deployment of smart outlets (the "***Product***"). Coupling smart outlets with a centralized application allows for improved management and automation of assets, increased efficiency in energy consumption, and overall reductions in operating expenses. The Company uses machine learning to automate and reduce building plug load, provide costed occupancy data, and diagnose appliance under or over utilization in commercial settings.

RISK FACTORS

Risks Related to the Company's Business and Industry
Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.

Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Specifically, due to COVID-19 outbreak, the Company has numerous postponed deals, and the Company does not have a clear timeline of reaching its business projections. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions and other factors beyond our control which could negatively impact the Company and potentially cause losses.

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. At times, the Company may maintain balances in excess of the federally insured limits. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company has a limited operating history upon which you can evaluate its performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company encounters.
The Company is just beginning to implement its business plan and there can be no assurance that it will succeed. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

To date, the Company has not become profitable and relies on external financing to fund its operations.
The Company is a startup company. Since inception, the Company has relied upon issuances of securities to fund operating losses. The Company has not achieved profitable results and will incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern.

While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so.

The Company may have difficulty obtaining additional funding and the Company cannot assure you that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the securities issued pursuant to Reg. CF. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The Company may face potential difficulties in obtaining capital.
The Company may have difficulty raising capital in the future as a result of, among other factors, its unprofitability, the inherent business risks associated with the Company, and present and future market conditions. The Company's future sources of revenue may not be sufficient to meet its future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in the industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs.

Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise the Company's confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of the Company's data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

Security breaches of confidential customer information, or confidential employee information may adversely affect the Company's business.
The Company's business requires the collection, transmission and retention of employee information and customer data in various information technology systems that the Company maintains and in those maintained by third parties with whom the Company contracts to provide services. The integrity and protection of that customer and employee data is critical to the Company. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

The Company depends on suppliers and contractors to meet its contractual obligations to its customers.
The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements in a timely and cost-effective manner. Likewise, the quality of the Products may be adversely impacted if a contractor or a supplier of major components or subsystems for the Products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component.

The Products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed Products to us adversely affecting our business and results of operations.

Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Samuel Parks and Martin Koch, who are the co-founders and executive officers of the Company. The Company has or intends to enter into an employment agreement with them, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Samuel Parks and Martin Koch or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company has no way to guarantee key personnel will stay with the Company.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has no way to guarantee key personnel will stay with the Company, as many states may not enforce certain non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company may fail to improve the Products in a competitive, demanding and rapidly changing environment.

To succeed in a competitive industry, the Company must continually improve the Products to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which the Company must introduce and implement new technology. This requires a high level of innovation by both the Company's software developers and suppliers. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. The Company must continue to respond to market demands or the Company's business operations may be adversely affected.

The Company's future results may be affected if it is unsuccessful in its efforts to enter into agreements with commercial office real estate owners/operators and facilities managers. As a result of these and other factors, the Company's ability to introduce new or improved solutions could be adversely impacted and the Company's business would be negatively affected.

The development and commercialization of the Products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. The Company's main competitors in the B2C space are Sense, Insteon, and eve. The Company's main competitors in the B2B space are Siemens, Honeywell and Johnson Controls. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, improving and maintaining the safety and efficacy of the Products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company relies on various intellectual property rights, including patents and trademarks, in order to operate its business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of the Products infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has not prepared any audited financial statements.
You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company may compensate affiliates and partners for promotional activities.
Certain of the Company's existing stockholders and other affiliates and partners of the Company may be compensated as a result of their efforts to promote the success of the Company. The interests of these parties may not always coincide with the Company or purchasers of the Company's stock.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

The Company operates Sapient, an enterprise platform that hosts, runs, and controls a building-wide deployment of smart outlets. Coupling smart outlets with a centralized application allows for improved management and automation of assets, increased efficiency in energy consumption, and overall reductions in operating expenses. The Company uses machine learning to automate and reduce building plug load, provide costed occupancy data, and diagnose appliance under or over utilization in commercial settings.

History of the Business

The Company was founded in April 2017 by Samuel Parks and Martin Koch.

The Company's Products

Product	Description	Current Market
Sapient	Consists of a web-based application and smart outlets/power strips. The web application enables facilities managers to view insights, run analytics and diagnostics, control the delivery of electricity to devices throughout the building, view reports, and approve of machine-learning-generated rules that autonomously decide when to power certain devices.	Commercial real estate owners/operators and facilities managers that need a tool for understanding and reducing the operating expenses for buildings.

Competition

In the B2C space, the Company competes with Sense, Insteon, and eve. In the B2B space, the Company competes with Siemens, Honeywell and Johnson Controls.

Supply Chain and Customer Base

The Company sources its hardware from TP-Link Technologies Co., Ltd., and its affiliates (collectively, "*TP-Link*"). The Company's customer base consists of commercial real estate owners/operators and facilities managers in need of a tool for understanding and reducing the operating expenses for their buildings, their customers' buildings, and buildings they manage.

Intellectual Property

The Company has the following intellectual property:

1) 2 registered US trademarks
2) 1 issued US patent
3) 1 pending foreign PCT patent application
4) 3 pending US patent applications

Trademarks

Application or Registration#	Goods	Mark	File Date	Registration Date	Country
Reg # 5,991,927	devices for energy management; energy management system consisting of software, outlets, sensors, and displays to measure and regulate energy flow to electric fixtures and other devices	SAPIENT word mark	June 29, 2018	Feb 18, 2020	United States
Reg # 6,003,752	devices for energy management; energy management system consisting of software, outlets, sensors, and displays to measure and regulate energy flow to electric fixtures and other devices	Sapient logo design mark	January 11, 2019	March 3, 2020	United States

Patents

Application# or Registration#	Title	Description	File Date	Grant Date	Country
US Pat # 10,622,770	Custom Power Outlet Socket with Integrated Wireless Functionality	A custom outlet module is contained within a housing and has an electric current sensor configured to measure current passing through an electric outlet during a time period, a proximity sensor configured to detect a distance of an object relative to the electric outlet	July 23, 2018 (priority to July 24, 2017)	April 14, 2020	United States

		during the time period, a relay switch that can open or close to stop or conduct current through a circuit in the electric outlet in response to a command, and a wireless network interface in communication with the electric current sensor and the proximity sensor, the wireless network interface configured to transmit and receive data from the current sensor and the proximity sensor, to transmit commands to the relay switch, transmit the data to a computing device, and receive commands from the computing device.			
US App # 16/806,433 (Continuation Application related to 10,622,770)	Custom power outlet socket with integrated wireless functionality	A custom outlet module is contained within a housing and has an electric current sensor configured to measure current passing through an electric outlet during a time period, a proximity sensor configured to detect a distance of an object relative to the electric outlet during the time period, a relay switch that can open or close to stop or conduct current through a circuit in the electric outlet in response to a command, and a wireless network interface in communication with the electric current sensor and the proximity sensor, the wireless network interface configured to transmit and receive data from the current sensor and the proximity sensor, to transmit commands to the relay switch, transmit the data to a computing device, and receive commands from the computing device.	March 2, 2020	Pending	United States
US App # 16/042,860	Techniques For Integrating Wireless	A power control device is contained within a housing and has an electric current sensor configured to measure current	July 23, 2018 (priority	Pending	United States

	Functionality In A Power Outlet	passing through an electric outlet during a time period, a proximity sensor configured to detect a distance of an object relative to the electric outlet during the time period, a relay switch that can open or close to stop or conduct current through a circuit in the electric outlet in response to a command, and a wireless network interface in communication with the electric current sensor and the proximity sensor, the wireless network interface configured to transmit and receive data from the current sensor and the proximity sensor, to transmit commands to the relay switch, transmit the data to a computing device, and receive commands from the computing device.	to July 24, 2017)		
US App # 16/263,724	Region-Based Electrical Intelligence System	A region-based electrical intelligence system is used to configure and control electrical usage within regions, for example, within certain areas of a floor of a building or within certain floors of a building. A number of network-enabled electric plugs are deployed in a region. Each of the network-enabled electric plugs is configured to deliver electricity from an electricity source to one or more powered devices located in the region. A server runs a web application used to monitor electrical usage information for the region based on electrical usage by each of the one or more powered devices. The web application generates rules for selectively controlling	January 31, 2019	Pending	United States

		the delivery of electricity from the network-enabled electric plugs to the powered devices based on the monitored electrical usage information.			
PCT/US2020/ 015149 (PCT Application related to 16/263,724)	Region-Based Electrical Intelligence System	A region-based electrical intelligence system is used to configure and control electrical usage within regions, for example, within certain areas of a floor of a building or within certain floors of a building. A number of network-enabled electric plugs are deployed in a region. Each of the network-enabled electric plugs is configured to deliver electricity from an electricity source to one or more powered devices located in the region. A server runs a web application used to monitor electrical usage information for the region based on electrical usage by each of the one or more powered devices. The web application generates rules for selectively controlling the delivery of electricity from the network-enabled electric plugs to the powered devices based on the monitored electrical usage information.	January 27, 2020	Pending	Potential Foreign Rights TBD

Governmental/Regulatory Approval and Compliance
The Company is not subject to any unique regulatory requirements. However, the Company sources its hardware from TP-Link, which may be subject to regulatory requirements.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers
Samuel Parks

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, Co-Chief Executive Officer, Director, Sapient Industries, Inc. (April 2017 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-founder, Co-Chief Executive Officer, Director, Sapient Industries, Inc. (April 2017 – present). Mr. Parks manages the Company's product development.

Education
University of Pennsylvania, BA in Applied Physics, 2016.

Name
Martin Koch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-founder, Co-Chief Executive Officer, Director, Sapient Industries, Inc. (April 2017 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-founder, Co-Chief Executive Officer, Director, Sapient Industries, Inc. (April 2017 – present). Mr. Koch manages the Company's operations and business development.

General Manager and a Board of Directors Member, the Student Federal Credit Union (September 2014 - September 2016). Mr. Koch ran day-to-day operations of the business, managing several dozen employees and participating in executive decision-making.

Education
The Wharton School at University of Pennsylvania, Legal Studies (dropped out).

Name
Nirmal Roy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Sapient Industries, Inc. (April 2018 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director, Sapient Industries, Inc. (April 2018 – present). Mr. Roy participates in the board-level decision-making.

Managing Partner, Foundation Capital Partners (July 2017 – Present). Mr. Roy is responsible for implementing Foundation Capital Partner's overall investment strategy and overseeing its operations.

Partner and Investment Analyst, BHR Capital (February 2011 - February 2017). Mr. Roy was responsible for all real estate related investments globally.

Education
University of Pennsylvania - Wharton Undergraduate School of Business - Bachelor of Science in Economics - Real and Finance Concentration, Spanish Minor, 2006

Name
Stephen Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of Engineering, Sapient Industries, Inc. (April 2017 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of Engineering, Sapient Industries, Inc. (April 2017 – present). Mr. Martin manages the Company's product and backend development.

VP of Software Development, Microdesk, Inc. (March 2001 - January 2018). Mr. Martin managed the Software Development professional services division of approximately 10 software engineers.

Education
Civil Engineering, Drexel University, BS in Civil Engineering, 1998.

Name
David Solomon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Revenue Officer, Sapient Industries, Inc. (August 2019 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Revenue Officer, Sapient Industries, Inc. (August 2019 – present). Mr. Solomon manages creating integration and alignment between all revenue-related functions, including marketing, sales, customer support, pricing, and revenue management.

Chief Revenue Officer, INTURN (April 2015 – June 2019). Mr. Solomon managed the Software Development professional services division of approximately 10 software engineers.

Education
The Wharton School, MBA, Entrepreneurial Management & Finance, 1989
University if Pennsylvania, BS, Mechanical Engineering, 1984

Name
Paul-Marie Brisson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Sapient Industries, Inc. (January 2020 – present). Mr. Brisson participates in the board-level decision-making.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Orthopaedic Spinal Surgeon (January 1990 – present). Mr. Brisson practices spinal surgery in the Greater New York City Area and is a member of the American Association of Orthopaedic Surgeons as well as the North American Spine Society.

Education
Collège André-Grasset, DEC (1974)
University of Montreal, M.D. (1979)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	7,781,224
Voting Rights	One vote per share of Common Stock.
Anti-Dilution Rights	Shareholders of Common Stock do have anti-dilution rights, including the right of first refusal.
Percentage ownership of the Company by the holders of such securities	96.887%*

Type of security	Series A Preferred Stock
Amount outstanding	250,000
Voting Rights	One vote per share of Series A Preferred Stock.
Anti-Dilution Rights	Shareholders of Series A Preferred Stock do have anti-dilution rights, including the right of first refusal.
Percentage ownership of the Company by the holders of such securities	3.113%*

*Calculated based on the total number of issued and outstanding shares on as-converted basis (8,031,224 shares).

Type of security	Warrant (for the right to buy shares of preferred stock)+
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None

+ On March 1, 2019, the warrant was issued in conjunction with a convertible promissory note for a total consideration of $75,000; 241,556 shares of preferred stock, exercise price is $1 per share, the expiration date is March 1, 2026.

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	1889
Voting Rights	None
Anti-Dilution Rights	None

Type of security	SAFEs (see the detailed list below)
Amount outstanding	2
Voting Rights	None
Anti-Dilution Rights	None

Detailed list of SAFES:

Issuance Date	Purchase Amount	Other material terms
April 1, 2019	$120,000	$9,000,000 valuation cap, 20% discount
April 1, 2019	$150,000	$9,000,000 valuation cap, 20% discount

Type of security	Convertible Notes (see the detailed list below)
Amount outstanding	16
Voting Rights	None
Anti-Dilution Rights	None

Detailed list of Convertible Notes:

Maturity date	Principal	Interest	Total
Dec. 31, 2022	$948,000.00	$160,722.41	$1,108,722.41
Dec. 31, 2022	$295,000.00	$94,529.32	$389,529.32
Dec. 31, 2022	$10,000.00	$1,600.00	$11,600.00
Dec. 31, 2022	$10,000.00	$1,600.00	$11,600.00
Dec. 31, 2022	$25,000.00	$4,000.00	$29,000.00
Dec. 31, 2022	$75,000.00	$12,028.49	$87,028.49
Dec. 31, 2022	$15,000.00	$2,400.00	$17,400.00
Dec. 31, 2022	$50,000.00	$8,000.00	$58,000.00
Dec. 31, 2022	$25,000.00	$4,000.00	$29,000.00
Dec. 31, 2022	$10,000.00	$1,600.00	$11,600.00
Dec. 31, 2022	$50,000.00	$8,021.92	$58,021.92
Dec. 31, 2022	$43,000.00	$6,898.85	$49,898.85
Dec. 31, 2022	$100,000.00	$16,043.84	$116,043.84
Dec. 31, 2022	$210,000.00	$0.00	$210,000.00
Dec. 31, 2022	$30,000.00	$0.00	$30,000.00

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$300,000	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	February 20, 2020	Rule 506(b)
Units of CrowdSAFE	$1,070,000	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	January 30, 2019	Regulation Crowdfunding
Convertible Promissory Note and SAFEs	$928,000	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	January 29, 2019	Rule 506(b)
Convertible Promissory Note	$365,000	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	April 25, 2018	Section 4(a)(2)
Convertible Promissory Note	$75,000	Insurance, software/website development, legal fees, accounting fees, travel, and marketing, hardware procurement, operations	July 1, 2017	Section 4(a)(2)

Valuation

There has been no formal valuation of the Company.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Ownership Percentage
Samuel Parks	34.132%
Martin Koch	34.132%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA are attached hereto as Exhibit A.

Recent Tax Return Information

The Company has filed its 2018 and 2019 income tax returns.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to utilize the capital raised from investors.

Liquidity and Capital Resources

As of December 31, 2019, we had $250,947.38 cash on hand, which gives the Company a 6-month runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes, Trends and Uncertainties and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

1.   Nirmal Roy, the Company's director, has been issued a Convertible Note for the principal sum of $10,000.00 together with accrued and unpaid interest in the amount of 16%, of which $10,246.98 is the Company's outstanding debt.

2.   On Feb. 20, 2020, the Company's director Paul-Marie Brisson purchased 211,268 shares of the Company's common stock in consideration of $300,000, $1.42 per share, the Company's assumed valuation was $13,440,000.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Martin Koch
(Signature)

Martin Koch
(Name)

Co-Chief Executive Officer
(Title)

/s/ Samuel Parks
(Signature)

Samuel Parks
(Name)

Co-Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Martin Koch
(Signature)

Martin Koch
(Name)

Director
(Title)

April 29, 2020
(Date)

/s/ Samuel Parks
(Signature)

Samuel Parks
(Name)

Director
(Title)

April 29, 2020
(Date)

/s/ Nirmal Roy
(Signature)

Nirmal Roy
(Name)

Director
(Title)

April 29, 2020
(Date)

/s/ Paul-Marie Brisson
(Signature)

Paul-Marie Brisson
(Name)

Director
(Title)

April 29, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENTS CERTIFICATION

I, Martin Koch, the Co-CEO and Director of Sapient Industries, Inc. (the "**Company**"), hereby certify that

(1) the Company's unaudited financial statements, which comprise the balance sheet and the related profit and loss statements, each as of December 31, 2018 and December 31, 2019, are true and complete in all material respects; and

(2) the Company has filed 2018 and 2019 income tax returns attached hereto.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2020.

/s/ Martin Koch

Name: Martin Koch

Title: Co- CEO and Director

Sapient Industries, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Santander Bank*9797	68,580.71
Santander*4329	1,360.00
Santander*9851	155.00
TD BUSINESS CONVENIENCE PLUS (5717)	3,131.04
Total Bank Accounts	**$73,226.75**
Other Current Assets	
Capital Receivable	82.00
Inventory Asset	0.00
Payroll Tax Credit	14,210.00
Total Other Current Assets	**$14,292.00**
Total Current Assets	**$87,518.75**
Fixed Assets	
Organizational Costs	460,646.00
Total Fixed Assets	**$460,646.00**
TOTAL ASSETS	**$548,164.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express Business Gold	4,484.56
Total Credit Cards	**$4,484.56**
Other Current Liabilities	
Loan Payable	440,000.00
Total Other Current Liabilities	**$440,000.00**
Total Current Liabilities	**$444,484.56**
Total Liabilities	**$444,484.56**
Equity	
Additional Paid-In Capital	49,998.35
Common Stock	60.65
Opening Balance Equity	51,200.00
Preferred Stock	150,000.00
Retained Earnings	426,026.79
Net Income	-573,605.60
Total Equity	**$103,680.19**
TOTAL LIABILITIES AND EQUITY	**$548,164.75**

Sapient Industries, Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Discounts/Refunds Given	6,577.18
Sales	360.00
Total Income	**$6,937.18**
Cost of Goods Sold	
Inventory Shrinkage	1,200.00
Total Cost of Goods Sold	**$1,200.00**
GROSS PROFIT	**$5,737.18**
Expenses	
Bank Charges & Fees	1,286.15
Compensation Expense	-23.00
Insurance	3,632.95
Interest Paid	33.90
Job Supplies	3,851.74
Legal & Professional Services	360,610.09
Meals & Entertainment	190.02
Office Supplies & Software	19,743.34
Payroll	
Payroll Expenses	129,321.03
Payroll Service Fees	525.74
Total Payroll	**129,846.77**
Rent & Lease	41,107.53
Sales & Marketing Expenses	
Advertising & Marketing	870.51
Total Sales & Marketing Expenses	**870.51**
Taxes & Licenses	400.00
Travel	17,792.78
Total Expenses	**$579,342.78**
NET OPERATING INCOME	**$ -573,605.60**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -573,605.60**

Sapient Industries, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Petty Cash	300.00
Santander Bank*9797	245,778.58
Santander*4329	2,536.71
Santander*9851	65.00
TD BUSINESS CONVENIENCE PLUS (5717)	2,267.09
Total Bank Accounts	**$250,947.38**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Accounts Receivable (A/R) - CAD	1,667.44
Total Accounts Receivable	**$1,667.44**
Other Current Assets	
Capital Receivable	82.00
Inventory Asset	0.00
Payroll Tax Credit	14,210.00
Undeposited Funds	0.00
Total Other Current Assets	**$14,292.00**
Total Current Assets	**$266,906.82**
Fixed Assets	
Accumulated amortization	-46,065.00
Accumulated Depreciation	-23,820.00
Machinery & Equipment	23,820.36
Organizational Costs	460,646.00
Total Fixed Assets	**$414,581.36**
TOTAL ASSETS	**$681,488.18**

Sapient Industries, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
American Express Business Gold	10,204.47
Total Credit Cards	**$10,204.47**
Other Current Liabilities	
Loan Payable	960,827.85
Total Other Current Liabilities	**$960,827.85**
Total Current Liabilities	**$971,032.32**
Total Liabilities	**$971,032.32**
Equity	
Additional Paid-In Capital	139,198.35
APIC -SAFE	1,339,881.00
Common Stock	60.65
Opening Balance Equity	0.00
Preferred Stock	150,000.00
Retained Earnings	-147,578.81
Net Income	-1,771,105.33
Total Equity	**$ -289,544.14**
TOTAL LIABILITIES AND EQUITY	**$681,488.18**

Sapient Industries, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	2,007.42
Uncategorized Income	886.73
Total Income	**$2,894.15**
GROSS PROFIT	**$2,894.15**
Expenses	
Bank Charges & Fees	1,995.57
Depreciation Expense	23,820.00
Employee Benefits	25.00
Insurance	
Business Insurance	29,245.29
Life Insurance	1,103.92
Medical/Dental/Vision	10,600.44
Total Insurance	**40,949.65**
Interest Paid	348.75
Legal & Professional Services	751,647.76
Meals & Entertainment	2,787.69
Office Supplies & Software	79,313.88
Payroll	
Payroll Expenses	641,820.38
Payroll Service Fees	2,811.70
Payroll Taxes	58,699.69
Workers Comp	1,917.64
Total Payroll	**705,249.41**
Rent & Lease	64,843.33
Repairs & Maintenance	740.58
Research & Development	
Business Development	25.00
Total Research & Development	**25.00**
Sales & Marketing Expenses	
Advertising & Marketing	13,944.48
Total Sales & Marketing Expenses	**13,944.48**
Shipping & Postage	2,079.33
Travel	35,911.24
Utilities	4,252.81
Total Expenses	**$1,727,934.48**
NET OPERATING INCOME	**$ -1,725,040.33**
Other Expenses	
Unrealized Gain or Loss	0.00

Sapient Industries, Inc.

PROFIT AND LOSS

January - December 2019

	TOTAL
Amortization	46,065.00
Total Other Expenses	**$46,065.00**
NET OTHER INCOME	**$ -46,065.00**
NET INCOME	**$ -1,771,105.33**

2019 TAX RETURN FILING INSTRUCTIONS
U.S. CORPORATION INCOME TAX RETURN

FOR THE YEAR ENDING
December 31, 2019

Prepared For:

Sapient Industries Inc.
1735 MARKET ST #A430
PHILADELPHIA, PA 19102

Prepared By:

Citrin Cooperman & Company, LLP
1800 JFK Blvd 20th Floor
Philadelphia, PA 19103

To be Signed and Dated By:

The appropriate corporate officer(s).

Amount of Tax:

Total tax	$	0
Less: payments and credits	$	0
Plus: interest and penalties	$	0
No payment required	$	

Overpayment:

Not applicable

Make Check Payable To:

Not Applicable

Mail Tax Return and Check (if applicable) To:

This return has been prepared for electronic filing. To have it transmitted electronically to the IRS, please sign, date, and return Form 8879-C to our officevia e-mail to efilePA@citrincooperman.com or fax (267)479-0035. We will then submit your electronic return.

Return Must be Mailed on or Before:

Return federal Form 8879-C to us by April 15, 2020.

Special Instructions:

Form **8879-C**

Department of the Treasury
Internal Revenue Service

IRS e-file Signature Authorization for Form 1120

For calendar year 2019, or tax year beginning ______________ , 2019, ending ______________ , 20 ___

▶ **Do not send to the IRS. Keep for your records.**

▶ **Go to www.irs.gov/Form8879C for the latest information.**

OMB No. 1545-0123

2019

Name of corporation	Employer identification number
SAPIENT INDUSTRIES INC.	82-1270113

Part I **Tax Return Information** (Whole dollars only)

1	Total income (Form 1120, line 11)	1	1,227.
2	Taxable income (Form 1120, line 30)	2	-1,703,207.
3	Total tax (Form 1120, line 31)	3	
4	Amount owed (Form 1120, line 35)	4	
5	Overpayment (Form 1120, line 36)	5	

Part II **Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.**

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2019 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize CITRIN COOPERMAN & COMPANY, LLP (ERO firm name) to enter my PIN 10111 (do not enter all zeros) as my signature on the corporation's 2019 electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2019 electronically filed income tax return.

Officer's signature ▶ ______________________ Date ▶ ____________ Title ▶ PRESIDENT

Part III **Certification and Authentication**

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 23733818247 (do not enter all zeros)

I certify that the above numeric entry is my PIN, which is my signature on the 2019 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ▶ ______________________________ Date ▶ 04/01/20

ERO Must Retain This Form - See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

For Paperwork Reduction Act Notice, see instructions. Form **8879-C** (2019)
LHA

910211 10-31-19

U.S. Corporation Income Tax Return

Form **1120**

Department of the Treasury
Internal Revenue Service

For calendar year 2019 or tax year beginning _____ , ending _____

OMB No. 1545-0123

2019

▶ Go to www.irs.gov/Form1120 for instructions and the latest information.

A Check if:

1a Consolidated return (attach Form 851) .... ☐
b Life/nonlife consolidated return .... ☐
2 Personal holding co. (attach Sch. PH) .... ☐
3 Personal service corp. (see instructions) ...... ☐
4 Schedule M-3 attached .... ☐

TYPE OR PRINT

Name
SAPIENT INDUSTRIES INC.

Number, street, and room or suite no. If a P.O. box, see instructions.
1735 MARKET ST #A430

City or town, state or province, country, and ZIP or foreign postal code
PHILADELPHIA, PA 19102

B Employer identification number
82-1270113

C Date incorporated
04/12/2017

D Total assets (see instructions)
$ **679,648.**

E Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

Income

1a Gross receipts or sales		1a	1,227.
b Returns and allowances		1b	
c Balance. Subtract line 1b from line 1a		1c	1,227.
2 Cost of goods sold (attach Form 1125-A)		2	
3 Gross profit. Subtract line 2 from line 1c		3	1,227.
4 Dividends and inclusions (Schedule C, line 23)		4	
5 Interest		5	
6 Gross rents		6	
7 Gross royalties		7	
8 Capital gain net income (attach Schedule D (Form 1120))		8	
9 Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)		9	
10 Other income (attach statement)		10	
11 **Total income.** Add lines 3 through 10	▶	11	1,227.

Deductions (See instructions for limitations on deductions.)

12 Compensation of officers (attach Form 1125-E)	▶	12	251,000.
13 Salaries and wages (less employment credits)		13	390,820.
14 Repairs and maintenance		14	741.
15 Bad debts		15	
16 Rents		16	64,843.
17 Taxes and licenses SEE STATEMENT 1		17	58,688.
18 Interest (see instructions)		18	349.
19 Charitable contributions		19	
20 Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)		20	23,820.
21 Depletion		21	
22 Advertising		22	13,944.
23 Pension, profit-sharing, etc., plans		23	
24 Employee benefit programs		24	
25 Reserved for future use		25	
26 Other deductions (attach statement) SEE STATEMENT 2		26	900,229.
27 **Total deductions.** Add lines 12 through 26	▶	27	1,704,434.
28 Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11		28	-1,703,207.
29a Net operating loss deduction (see instructions)	29a		
b Special deductions (Schedule C, line 24)	29b		
c Add lines 29a and 29b		29c	

Tax, Refundable Credits, and Payments

30 **Taxable income.** Subtract line 29c from line 28. See instructions		30	-1,703,207.
31 Total tax (Schedule J, Part I, line 11)		31	0.
32 2019 net 965 tax liability paid (Schedule J, Part II, line 12)		32	
33 Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23)		33	
34 Estimated tax penalty. See instructions. Check if Form 2220 is attached	▶ ☐	34	
35 **Amount owed.** If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed		35	0.
36 **Overpayment.** If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid		36	
37 Enter amount from line 36 you want: **Credited to 2020 estimated tax** ▶ _____ Refunded ▶		37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ _____   _____   ▶**PRESIDENT**
Signature of officer   Date   Title

May the IRS discuss this return with the preparer shown below?
☒ Yes   ☐ No

Paid Preparer Use Only

Print/Type preparer's name **MICHAEL KLINE, CPA**	Preparer's signature	Date **04/01/20**	Check if self-employed ☐	PTIN **P00148247**
Firm's name ▶ **CITRIN COOPERMAN & COMPANY, LLP**				Firm's EIN ▶ **22-2428965**
Firm's address ▶ **1800 JFK BLVD 20TH FLOOR PHILADELPHIA, PA 19103**				Phone no. **215-545-4800**

911601 12-30-19   LHA **For Paperwork Reduction Act Notice, see separate instructions.**

Form **1120** (2019)

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	Subtotal. Add lines 1 through 8		see instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Section 965(a) inclusion		see instructions	
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 15, 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global intangible Low-Taxed income (GILTI) (attach Form(s) 5471 and Form 8992)			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	Total dividends and inclusions. Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	Total special deductions. Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

Schedule J	**Tax Computation and Payment** (see instructions)		

Part I - Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)) ▶ ☐		
2	Income tax. See instructions	**2**	0.
3	Base erosion minimum tax amount (attach Form 8991)	**3**	
4	Add lines 2 and 3	**4**	0.
5a	Foreign tax credit (attach Form 1118)	**5a**	
b	Credit from Form 8834 (see instructions)	**5b**	
c	General business credit (attach Form 3800)	**5c**	
d	Credit for prior year minimum tax (attach Form 8827)	**5d**	
e	Bond credits from Form 8912	**5e**	
6	**Total credits.** Add lines 5a through 5e	**6**	
7	Subtract line 6 from line 4	**7**	0.
8	Personal holding company tax (attach Schedule PH (Form 1120))	**8**	
9a	Recapture of investment credit (attach Form 4255)	**9a**	
b	Recapture of low-income housing credit (attach Form 8611)	**9b**	
c	Interest due under the look-back method-completed long-term contracts (attach Form 8697)	**9c**	
d	Interest due under the look-back method-income forecast method (attach Form 8866)	**9d**	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**	
f	Other (see instructions - attach statement)	**9f**	
10	**Total.** Add lines 9a through 9f	**10**	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	**11**	0.

Part II - Section 965 Payments (see instructions)

12	2019 net 965 tax liability paid from Form 965-B, Part II, column (k), line 3. Enter here and on page 1, line 32	**12**	

Part III - Payments, Refundable Credits, and Section 965 Net Tax Liability

13	2018 overpayment credited to 2019	**13**	
14	2019 estimated tax payments	**14**	
15	2019 refund applied for on Form 4466	**15**	( )
16	Combine lines 13, 14, and 15	**16**	
17	Tax deposited with Form 7004	**17**	
18	Withholding (see instructions)	**18**	
19	**Total payments.** Add lines 16, 17, and 18	**19**	
20	Refundable credits from:		
a	Form 2439	**20a**	
b	Form 4136	**20b**	
c	Form 8827, line 5c	**20c**	
d	Other (attach statement - see instructions)	**20d**	
21	**Total credits.** Add lines 20a through 20d	**21**	
22	2019 net 965 tax liability from Form 965-B, Part I, column (d), line 3. See instructions	**22**	
23	**Total payments, credits, and section 965 net tax liability.** Add lines 19, 21, and 22. Enter here and on page 1, line 33	**23**	

Form **1120** (2019)

Schedule K	**Other Information** (see instructions)							Yes	No

1 Check accounting method: **a** ☒ Cash   **b** ☐ Accrual   **c** ☐ Other (specify) ▶ _____

2 See the instructions and enter the:

   a Business activity code no. ▶ 335900

   b Business activity ▶ ELECTRICAL EQUIPMENT

   c Product or service ▶ PRODUCT

3 Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? ....   **X**

   If "Yes," enter name and EIN of the parent corporation ▶ _____

   _____

4 At the end of the tax year:

   a Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G) ....   **X**

   b Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) ....   **X**

5 At the end of the tax year, did the corporation:

   a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851**, Affiliations Schedule? For rules of constructive ownership, see instructions ....   **X**

   If "Yes," complete (i) through (iv) below.

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

   b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions ....   **X**

   If "Yes," complete (i) through (iv) below.

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 ....   **X**

   If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452.

   If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? ....   **X**

   For rules of attribution, see section 318. If "Yes," enter:

   (a) Percentage owned ▶ _____ and **(b)** Owner's country ▶ _____

   (c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ _____

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount .... ▶ ☐

   If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ _____24_____

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here .... ▶ ☒

   If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.

12 Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) .... ▶ $ _____

Form **1120** (2019)

Schedule K	**Other Information** *(continued from page 4)*	**Yes**	**No**

13 Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000? | | | X

If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ _____

14 Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions | | | X

If "Yes," complete and attach Schedule UTP.

15a Did the corporation make any payments in 2019 that would require it to file Form(s) 1099? | | X |

b If "Yes," did or will the corporation file required Form(s) 1099? | | X |

16 During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock? | | | X

17 During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction? | | | X

18 Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million? | | | X

19 During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code? | | | X

20 Is the corporation operating on a cooperative basis? | | | X

21 During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions | | | X

If "Yes," enter the total amount of the disallowed deductions ▶ $ _____

22 Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3)) | | | X

If "Yes," complete and attach Form 8991.

23 Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions | | | X

24 Does the corporation satisfy one or more of the following? See instructions | | X |

a The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.

b The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.

c The corporation is a tax shelter and the corporation has business interest expense.

If "Yes," to any, complete and attach Form 8990.

25 Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund? | | | X

If "Yes," enter amount from Form 8996, line 14 .... ▶ $ _____

Form **1120** (2019)

911633
12-30-19

Schedule L — Balance Sheets per Books

Assets	(a)	(b) Beginning of tax year	(c)	(d) End of tax year
1 Cash		69,640.		250,857.
2a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (att. stmt.) STMT 3		14,210.		14,210.
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (att. stmt.)				
10a Buildings and other depreciable assets			23,820.	
b Less accumulated depreciation	( )		(23,820.)	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)	460,646.		460,646.	
b Less accumulated amortization	( )	460,646.	(46,065.)	414,581.
14 Other assets (att. stmt.)				
15 Total assets		544,496.		679,648.
Liabilities and Shareholders' Equity				
16 Accounts payable				
17 Mortgages, notes, bonds payable in less than 1 year		4,397.		
18 Other current liabilities (att. stmt.)				
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more		365,000.		2,307,856.
21 Other liabilities (att. stmt.) STMT 4				10,204.
22 Capital stock: a Preferred stock				
b Common stock	99.	99.	99.	99.
23 Additional paid-in capital		175,000.		139,200.
24 Retained earnings - Appropriated (attach statement)				
25 Retained earnings - Unappropriated				-1,777,711.
26 Adjustments to shareholders' equity (attach statement)				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity		544,496.		679,648.

Schedule M-1   Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	-1,779,909.	7 Income recorded on books this year not included on this return (itemize):		
2 Federal income tax per books		Tax-exempt interest $ _____		
3 Excess of capital losses over capital gains				
4 Income subject to tax not recorded on books this year (itemize): _____				
		8 Deductions on this return not charged against book income this year (itemize):		
5 Expenses recorded on books this year not deducted on this return (itemize):		a Depreciation $ _____		
a Depreciation $ _____		b Charitable contributions $ _____		
b Charitable contributions $ _____				
c Travel and entertainment $ 1,394.				
STMT 5 75,308.	76,702.	9 Add lines 7 and 8		
6 Add lines 1 through 5	-1,703,207.	10 Income (page 1, line 28) - line 6 less line 9		-1,703,207.

Schedule M-2   Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1 Balance at beginning of year		5 Distributions: a Cash		
2 Net income (loss) per books	-1,779,909.	b Stock		
3 Other increases (itemize): SEE STATEMENT 6		c Property		
		6 Other decreases (itemize): _____		
	2,198.	7 Add lines 5 and 6		
4 Add lines 1, 2, and 3	-1,777,711.	8 Balance at end of year (line 4 less line 7)		-1,777,711.

Form **3800**

Department of the Treasury
Internal Revenue Service (99)

General Business Credit

▶ Go to www.irs.gov/Form3800 for instructions and the latest information.
▶ You must attach all pages of Form 3800, pages 1, 2, and 3, to your tax return.

OMB No. 1545-0895
2019
Attachment Sequence No. **22**

Name(s) shown on return	Identifying number
SAPIENT INDUSTRIES INC.	82-1270113

Part I Current Year Credit for Credits Not Allowed Against Tentative Minimum Tax (TMT)
(See instructions and complete Part(s) III before Parts I and II.)

1	General business credit from line 2 of all Parts III with box A checked			1	75,308.
2	Passive activity credits from line 2 of all Parts III with box B checked	2			
3	Enter the applicable passive activity credits allowed for 2019. See instructions			3	
4	Carryforward of general business credit to 2019. Enter the amount from line 2 of Part III with box C checked. See instructions for statement to attach			4	19,433.
5	Carryback of general business credit from 2020. Enter the amount from line 2 of Part III with box D checked			5	
6	Add lines 1, 3, 4, and 5			6	94,741.

Part II Allowable Credit

7	Regular tax before credits: • Individuals. Enter the sum of the amounts from Form 1040 or 1040-SR, line 12a, and Schedule 2 (Form 1040 or 1040-SR), line 2, or the sum of the amounts from Form 1040-NR, lines 42 and 44 • Corporations. Enter the amount from Form 1120, Schedule J, Part I, line 2; or the applicable line of your return • Estates and trusts. Enter the sum of the amounts from Form 1041, Schedule G, lines 1a and 1b; or the amount from the applicable line of your return			7	0.
8	Alternative minimum tax: • Individuals. Enter the amount from Form 6251, line 11 • Corporations. Enter -0- • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 54			8	0.
9	Add lines 7 and 8			9	0.
10a	Foreign tax credit	10a			
b	Certain allowable credits (see instructions)	10b			
c	Add lines 10a and 10b			10c	
11	**Net income tax.** Subtract line 10c from line 9. If zero, skip lines 12 through 15 and enter -0- on line 16			11	0.
12	**Net regular tax.** Subtract line 10c from line 7. If zero or less, enter -0-	12	0.		
13	Enter 25% (0.25) of the excess, if any, of line 12 over $25,000. See instructions	13			
14	Tentative minimum tax: • Individuals. Enter the amount from Form 6251, line 9 • Corporations. Enter -0- • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 52	14			
15	Enter the greater of line 13 or line 14			15	
16	Subtract line 15 from line 11. If zero or less, enter -0-			16	
17	Enter the **smaller** of line 6 or line 16 **C corporations:** See the line 17 instructions if there has been an ownership change, acquisition, or reorganization.			17	

LHA **For Paperwork Reduction Act Notice, see separate instructions.** Form **3800** (2019)

914401 12-30-19

Part II	Allowable Credit *(continued)*

Note: If you are not required to report any amounts on line 22 or 24 below, skip lines 18 through 25 and enter -0- on line 26.

18	Multiply line 14 by 75% (0.75). See instructions	18	
19	Enter the greater of line 13 or line 18	19	
20	Subtract line 19 from line 11. If zero or less, enter -0-	20	
21	Subtract line 17 from line 20. If zero or less, enter -0-	21	
22	Combine the amounts from line 3 of all Parts III with box A, C, or D checked	22	
23	Passive activity credit from line 3 of all Parts III with box B checked	23	
24	Enter the applicable passive activity credit allowed for 2019. See instructions	24	
25	Add lines 22 and 24	25	
26	Empowerment zone and renewal community employment credit allowed. Enter the smaller of line 21 or line 25	26	
27	Subtract line 13 from line 11. If zero or less, enter -0-	27	0.
28	Add lines 17 and 26	28	0.
29	Subtract line 28 from line 27. If zero or less, enter -0-	29	0.
30	Enter the general business credit from line 5 of all Parts III with box A checked	30	
31	Reserved	31	
32	Passive activity credits from line 5 of all Parts III with box B checked	32	
33	Enter the applicable passive activity credits allowed for 2019. See instructions	33	
34	Carryforward of business credit to 2019. Enter the amount from line 5 of Part III with box C checked and line 6 of Part III with box G checked. See instructions for statement to attach	34	
35	Carryback of business credit from 2020. Enter the amount from line 5 of Part III with box D checked. See instructions	35	
36	Add lines 30, 33, 34, and 35	36	
37	Enter the **smaller** of line 29 or line 36	37	0.
38	**Credit allowed for the current year.** Add lines 28 and 37. Report the amount from line 38 (if smaller than the sum of Part I, line 6, and Part II, lines 25 and 36, see instructions) as indicated below or on the applicable line of your return. • Individuals. Schedule 3 (Form 1040 or 1040-SR), line 6, or Form 1040-NR, line 51 • Corporations. Form 1120, Schedule J, Part I, line 5c • Estates and trusts. Form 1041, Schedule G, line 2b	38	0.

Form **3800** (2019)

Name(s) shown on return	Identifying number
SAPIENT INDUSTRIES INC.	82-1270113

Part III	General Business Credits or Eligible Small Business Credits (see instructions)

Complete a separate Part III for each box checked below. See instructions.

A [X] General Business Credit From a Non-Passive Activity   **E** [ ] Reserved

B [ ] General Business Credit From a Passive Activity   **F** [ ] Reserved

C [ ] General Business Credit Carryforwards   **G** [ ] Eligible Small Business Credit Carryforwards

D [ ] General Business Credit Carrybacks   **H** [ ] Reserved

I If you are filing more than one Part III with box A or B checked, complete and attach first an additional Part III combining amounts from all

Parts III with box A or B checked. Check here if this is the consolidated Part III .... ▶ [ ]

(a) Description of credit		(b) If claiming the credit from a pass-through entity, enter the EIN	(c) Enter the appropriate amount
Note: On any line where the credit is from more than one source, a separate Part III is needed for each pass-through entity.			
1a Investment (Form 3468, Part II only) (attach Form 3468)	1a		
b Reserved	1b		
c Increasing research activities (Form 6765)	1c		75,308.
d Low-income housing (Form 8586, Part I only)	1d		
e Disabled access (Form 8826) (see instructions for limitation)	1e		
f Renewable electricity, refined coal, and Indian coal production (Form 8835)	1f		
g Indian employment (Form 8845)	1g		
h Orphan drug (Form 8820)	1h		
i New markets (Form 8874)	1i		
j Small employer pension plan startup costs (Form 8881) (see instructions for limitation)	1j		
k Employer-provided child care facilities and services (Form 8882) (see instructions for limitation)	1k		
l Biodiesel and renewable diesel fuels (attach Form 8864)	1l		
m Low sulfur diesel fuel production (Form 8896)	1m		
n Distilled spirits (Form 8906)	1n		
o Nonconventional source fuel (carryforward only)	1o		
p Energy efficient home (Form 8908)	1p		
q Energy efficient appliance (carryforward only)	1q		
r Alternative motor vehicle (Form 8910)	1r		
s Alternative fuel vehicle refueling property (Form 8911)	1s		
t Enhanced oil recovery credit (Form 8830)	1t		
u Mine rescue team training (Form 8923)	1u		
v Agricultural chemicals security (carryforward only)	1v		
w Employer differential wage payments (Form 8932)	1w		
x Carbon oxide sequestration (Form 8933)	1x		
y Qualified plug-in electric drive motor vehicle (Form 8936)	1y		
z Qualified plug-in electric vehicle (carryforward only)	1z		
aa Employee retention (Form 5884-A)	1aa		
bb General credits from an electing large partnership (carryforward only)	1bb		
zz Other. Oil and gas production from marginal wells (Form 8904) and certain other credits (see instructions)	1zz		
2 Add lines 1a through 1zz and enter here and on the applicable line of Part I	2		75,308.
3 Enter the amount from Form 8844 here and on the applicable line of Part II	3		
4a Investment (Form 3468, Part III) (attach Form 3468)	4a		
b Work opportunity (Form 5884)	4b		
c Biofuel producer (Form 6478)	4c		
d Low-income housing (Form 8586, Part II)	4d		
e Renewable electricity, refined coal, and Indian coal production (Form 8835)	4e		
f Employer social security and Medicare taxes paid on certain employee tips (Form 8846)	4f		
g Qualified railroad track maintenance (Form 8900)	4g		
h Small employer health insurance premiums (Form 8941)	4h		
i Increasing research activities (Form 6765)	4i		
j Employer credit for paid family and medical leave (Form 8994)	4j		
z Other	4z		
5 Add lines 4a through 4z and enter here and on the applicable line of Part II	5		
6 Add lines 2, 3, and 5 and enter here and on the applicable line of Part II	6		75,308.

914403 12-30-19

Name(s) shown on return	Identifying number
SAPIENT INDUSTRIES INC.	82-1270113

Part III **General Business Credits or Eligible Small Business Credits** (see instructions)

Complete a separate Part III for each box checked below. See instructions.

A	☐	General Business Credit From a Non-Passive Activity	E	☐	Reserved
B	☐	General Business Credit From a Passive Activity	F	☐	Reserved
C	☒	General Business Credit Carryforwards	G	☐	Eligible Small Business Credit Carryforwards
D	☐	General Business Credit Carrybacks	H	☐	Reserved

I   If you are filing more than one Part III with box A or B checked, complete and attach first an additional Part III combining amounts from all

Parts III with box A or B checked. Check here if this is the consolidated Part III .... ▶ ☐

(a) Description of credit		(b) If claiming the credit from a pass-through entity, enter the EIN	(c) Enter the appropriate amount
Note: On any line where the credit is from more than one source, a separate Part III is needed for each pass-through entity.			
1a	Investment (Form 3468, Part II only) (attach Form 3468) 1a		
b	Reserved 1b		
c	Increasing research activities (Form 6765) 1c		19,433.
d	Low-income housing (Form 8586, Part I only) 1d		
e	Disabled access (Form 8826) (see instructions for limitation) 1e		
f	Renewable electricity, refined coal, and Indian coal production (Form 8835) 1f		
g	Indian employment (Form 8845) 1g		
h	Orphan drug (Form 8820) 1h		
i	New markets (Form 8874) 1i		
j	Small employer pension plan startup costs (Form 8881) (see instructions for limitation)	1j		
k	Employer-provided child care facilities and services (Form 8882) (see instructions for limitation)	1k		
l	Biodiesel and renewable diesel fuels (attach Form 8864) 1l		
m	Low sulfur diesel fuel production (Form 8896) 1m		
n	Distilled spirits (Form 8906) 1n		
o	Nonconventional source fuel (carryforward only) 1o		
p	Energy efficient home (Form 8908) 1p		
q	Energy efficient appliance (carryforward only) 1q		
r	Alternative motor vehicle (Form 8910) 1r		
s	Alternative fuel vehicle refueling property (Form 8911) 1s		
t	Enhanced oil recovery credit (Form 8830) 1t		
u	Mine rescue team training (Form 8923) 1u		
v	Agricultural chemicals security (carryforward only) 1v		
w	Employer differential wage payments (Form 8932) 1w		
x	Carbon oxide sequestration (Form 8933) 1x		
y	Qualified plug-in electric drive motor vehicle (Form 8936) 1y		
z	Qualified plug-in electric vehicle (carryforward only) 1z		
aa	Employee retention (Form 5884-A) 1aa		
bb	General credits from an electing large partnership (carryforward only) 1bb		
zz	Other. Oil and gas production from marginal wells (Form 8904) and certain other credits (see instructions)	1zz		
2	Add lines 1a through 1zz and enter here and on the applicable line of Part I 2		19,433.
3	Enter the amount from Form 8844 here and on the applicable line of Part II 3		
4a	Investment (Form 3468, Part III) (attach Form 3468) 4a		
b	Work opportunity (Form 5884) 4b		
c	Biofuel producer (Form 6478) 4c		
d	Low-income housing (Form 8586, Part II) 4d		
e	Renewable electricity, refined coal, and Indian coal production (Form 8835) 4e		
f	Employer social security and Medicare taxes paid on certain employee tips (Form 8846)	4f		
g	Qualified railroad track maintenance (Form 8900) 4g		
h	Small employer health insurance premiums (Form 8941) 4h		
i	Increasing research activities (Form 6765) 4i		
j	Employer credit for paid family and medical leave (Form 8994) 4j		
z	Other 4z		
5	Add lines 4a through 4z and enter here and on the applicable line of Part II 5		
6	Add lines 2, 3, and 5 and enter here and on the applicable line of Part II 6		19,433.

Form 4562

Depreciation and Amortization
(Including Information on Listed Property)   OTHER
► Attach to your tax return.
► Go to www.irs.gov/Form4562 for instructions and the latest information.

OMB No. 1545-0172

2019

Department of the Treasury
Internal Revenue Service   (99)

Attachment
Sequence No. **179**

Name(s) shown on return	Business or activity to which this form relates	Identifying number
SAPIENT INDUSTRIES INC.	OTHER DEPRECIATION	82-1270113

Part I | Election To Expense Certain Property Under Section 179 Note: If you have any listed property, complete Part V before you complete Part I.

1 Maximum amount (see instructions)	**1**	
2 Total cost of section 179 property placed in service (see instructions)	**2**	
3 Threshold cost of section 179 property before reduction in limitation	**3**	
4 Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	**4**	
5 Dollar limitation for tax year. Subtract line 4 from line 1. If zero or less, enter -0-. If married filing separately, see instructions	**5**	

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost	

7 Listed property. Enter the amount from line 29	**7**	
8 Total elected cost of section 179 property. Add amounts in column (c), lines 6 and 7	**8**	
9 Tentative deduction. Enter the **smaller** of line 5 or line 8	**9**	
10 Carryover of disallowed deduction from line 13 of your 2018 Form 4562	**10**	
11 Business income limitation. Enter the smaller of business income (not less than zero) or line 5	**11**	
12 Section 179 expense deduction. Add lines 9 and 10, but don't enter more than line 11	**12**	
13 Carryover of disallowed deduction to 2020. Add lines 9 and 10, less line 12 ►	**13**	

Note: Don't use Part II or Part III below for listed property. Instead, use Part V.

Part II | Special Depreciation Allowance and Other Depreciation (Don't include listed property.)

14 Special depreciation allowance for qualified property (other than listed property) placed in service during the tax year	**14**	23,820.
15 Property subject to section 168(f)(1) election	**15**	
16 Other depreciation (including ACRS)	**16**	

Part III | MACRS Depreciation (Don't include listed property. See instructions.)

Section A

17 MACRS deductions for assets placed in service in tax years beginning before 2019	**17**	
18 If you are electing to group any assets placed in service during the tax year into one or more general asset accounts, check here ► ☐		

Section B - Assets Placed in Service During 2019 Tax Year Using the General Depreciation System

(a) Classification of property	(b) Month and year placed in service	(c) Basis for depreciation (business/investment use only - see instructions)	(d) Recovery period	(e) Convention	(f) Method	(g) Depreciation deduction
19a 3-year property						
b 5-year property						
c 7-year property						
d 10-year property						
e 15-year property						
f 20-year property						
g 25-year property			25 yrs.		S/L	
h Residential rental property	/		27.5 yrs.	MM	S/L	
	/		27.5 yrs.	MM	S/L	
i Nonresidential real property	/		39 yrs.	MM	S/L	
	/			MM	S/L	

Section C - Assets Placed in Service During 2019 Tax Year Using the Alternative Depreciation System

20a Class life					S/L	
b 12-year			12 yrs.		S/L	
c 30-year	/		30 yrs.	MM	S/L	
d 40-year	/		40 yrs.	MM	S/L	

Part IV | Summary (See instructions.)

21 Listed property. Enter amount from line 28	**21**	
22 **Total.** Add amounts from line 12, lines 14 through 17, lines 19 and 20 in column (g), and line 21. Enter here and on the appropriate lines of your return. Partnerships and S corporations - see instr.	**22**	23,820.
23 For assets shown above and placed in service during the current year, enter the portion of the basis attributable to section 263A costs	**23**	

916251 12-12-19   LHA   **For Paperwork Reduction Act Notice, see separate instructions.**

Form **4562** (2019)

Part V **Listed Property** (Include automobiles, certain other vehicles, certain aircraft, and property used for entertainment, recreation, or amusement.)

Note: For any vehicle for which you are using the standard mileage rate or deducting lease expense, complete **only** 24a, 24b, columns (a) through (c) of Section A, all of Section B, and Section C if applicable.

Section A - Depreciation and Other Information (Caution: See the instructions for limits for passenger automobiles.)

24a Do you have evidence to support the business/investment use claimed? ☐ Yes ☐ No **24b** If "Yes," is the evidence written? ☐ Yes ☐ No

(a) Type of property (list vehicles first)	(b) Date placed in service	(c) Business/ investment use percentage	(d) Cost or other basis	(e) Basis for depreciation (business/investment use only)	(f) Recovery period	(g) Method/ Convention	(h) Depreciation deduction	(i) Elected section 179 cost
25 Special depreciation allowance for qualified listed property placed in service during the tax year and used more than 50% in a qualified business use					**25**			
26 Property used more than 50% in a qualified business use:								
	: :	%						
	: :	%						
	: :	%						
27 Property used 50% or less in a qualified business use:								
	: :	%				S/L -		
	: :	%				S/L -		
	: :	%				S/L -		
28 Add amounts in column (h), lines 25 through 27. Enter here and on line 21, page 1					**28**			
29 Add amounts in column (i), line 26. Enter here and on line 7, page 1							**29**	

Section B - Information on Use of Vehicles

Complete this section for vehicles used by a sole proprietor, partner, or other "more than 5% owner," or related person. If you provided vehicles to your employees, first answer the questions in Section C to see if you meet an exception to completing this section for those vehicles.

	(a) Vehicle		(b) Vehicle		(c) Vehicle		(d) Vehicle		(e) Vehicle		(f) Vehicle	
30 Total business/investment miles driven during the year (**don't** include commuting miles)												
31 Total commuting miles driven during the year ...												
32 Total other personal (noncommuting) miles driven												
33 Total miles driven during the year. Add lines 30 through 32												
34 Was the vehicle available for personal use during off-duty hours?	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No	Yes	No
35 Was the vehicle used primarily by a more than 5% owner or related person?												
36 Is another vehicle available for personal use?												

Section C - Questions for Employers Who Provide Vehicles for Use by Their Employees

Answer these questions to determine if you meet an exception to completing Section B for vehicles used by employees who **aren't** more than 5% owners or related persons.

	Yes	No
37 Do you maintain a written policy statement that prohibits all personal use of vehicles, including commuting, by your employees?		
38 Do you maintain a written policy statement that prohibits personal use of vehicles, except commuting, by your employees? See the instructions for vehicles used by corporate officers, directors, or 1% or more owners		
39 Do you treat all use of vehicles by employees as personal use?		
40 Do you provide more than five vehicles to your employees, obtain information from your employees about the use of the vehicles, and retain the information received?		
41 Do you meet the requirements concerning qualified automobile demonstration use?		

Note: If your answer to 37, 38, 39, 40, or 41 is "Yes," don't complete Section B for the covered vehicles.

Part VI Amortization

(a) Description of costs	(b) Date amortization begins	(c) Amortizable amount	(d) Code section	(e) Amortization period or percentage	(f) Amortization for this year
42 Amortization of costs that begins during your 2019 tax year:					
STARTUP EXPENSES	010119	460,646.		120M	46,065.
43 Amortization of costs that began before your 2019 tax year				**43**	
44 **Total.** Add amounts in column (f). See the instructions for where to report				**44**	46,065.

2019 DEPRECIATION AND AMORTIZATION REPORT

OTHER DEPRECIATION   OTHER

Asset No.	Description	Date Acquired	Method	Life	Conv	Line No.	Unadjusted Cost Or Basis	Bus % Excl	Section 179 Expense	* Reduction In Basis	Basis For Depreciation	Beginning Accumulated Depreciation	Current Sec 179 Expense	Current Year Deduction	Ending Accumulated Depreciation
1	EQUIPMENT	06/30/19	200DB	5.00	HY	19B	23,820.				23,820.			23,820.	
2	STARTUP EXPENSES	01/01/19		120M		42	460,646.					460,646.		46,065.	46,065.
	* TOTAL OTHER DEPRECIATION & AMORT						484,466.				23,820.	460,646.	0.	69,885.	46,065.
	CURRENT YEAR ACTIVITY														
	BEGINNING BALANCE						0.		0.	0.	0.	0.			0.
	ACQUISITIONS						484,466.		0.	23,820.	460,646.	0.			46,065.
	DISPOSITIONS						0.		0.	0.	0.	0.			0.
	ENDING BALANCE						484,466.		0.	23,820.	460,646.	0.			46,065.

928111 04-01-19   (D) - Asset disposed   * ITC, Salvage, Bonus, Commercial Revitalization Deduction, GO Zone

Credit for Increasing Research Activities

▶ **Attach to your tax return.**
▶ **Go to www.irs.gov/Form6765 for instructions and the latest information.**

OMB No. 1545-0619

Attachment
Sequence No. **81**

Name(s) shown on return

SAPIENT INDUSTRIES INC.

Identifying number

82-1270113

Section A - Regular Credit. Skip this section and go to Section B if you are electing or previously elected (and are not revoking) the alternative simplified credit.

1	Certain amounts paid or incurred to energy consortia			1	
2	Basic research payments to qualified organizations	2			
3	Qualified organization base period amount	3			
4	Subtract line 3 from line 2. If zero or less, enter -0-			4	
5	Wages for qualified services (do not include wages used in figuring the work opportunity credit)	5	466,778.		
6	Cost of supplies	6			
7	Rental or lease costs of computers	7			
8	Enter the applicable percentage of contract research expenses	8	286,297.		
9	Total qualified research expenses. Add lines 5 through 8	9	753,075.		
10	Enter fixed-base percentage, but not more than 16% (0.16)	10	3.0000 %		
11	Enter average annual gross receipts	11			
12	Multiply line 11 by the percentage on line 10	12			
13	Subtract line 12 from line 9. If zero or less, enter -0-	13	753,075.		
14	Multiply line 9 by 50% (0.50)	14	376,538.		
15	Enter the **smaller** of line 13 or line 14			15	376,538.
16	Add lines 1, 4, and 15			16	376,538.
17	Are you electing the reduced credit under section 280C? ▶ Yes ☐ No ☒				
	If "Yes," multiply line 16 by 15.8% (0.158). If "No," multiply line 16 by 20% (0.20) and see the instructions for the statement that must be attached. Members of controlled groups or businesses under common control, see instructions for the statement that must be attached			17	75,308.

Section B - Alternative Simplified Credit. Skip this section if you are completing Section A.

18	Certain amounts paid or incurred to energy consortia			18	
19	Basic research payments to qualified organizations	19			
20	Qualified organization base period amount	20			
21	Subtract line 20 from line 19. If zero or less, enter -0-			21	
22	Add lines 18 and 21			22	
23	Multiply line 22 by 20% (0.20)			23	
24	Wages for qualified services (do not include wages used in figuring the work opportunity credit)	24			
25	Cost of supplies	25			
26	Rental or lease costs of computers	26			
27	Enter the applicable percentage of contract research expenses	27			
28	Total qualified research expenses. Add lines 24 through 27	28			
29	Enter your total qualified research expenses for the prior 3 tax years. If you had no qualified research expenses in any one of those years, skip lines 30 and 31	29			
30	Divide line 29 by 6.0	30			
31	Subtract line 30 from line 28. If zero or less, enter -0-	31			
32	Multiply line 31 by 14% (0.14). If you skipped lines 30 and 31, multiply line 28 by 6% (0.06)			32	
33	Add lines 23 and 32			33	
34	Are you electing the reduced credit under section 280C? ▶ Yes ☐ No ☐				
	If "Yes," multiply line 33 by 79% (0.79). If "No," enter the amount from line 33 and see the line 17 instructions for the statement that must be attached. Members of controlled groups or businesses under common control, see instructions for the statement that must be attached			34	

LHA **For Paperwork Reduction Act Notice, see separate instructions.**

Form **6765** (Rev. 12-2019)

919681 01-10-20

Section C - Current Year Credit

35	Enter the portion of the credit from Form 8932, line 2, that is attributable to wages that were also used to figure the credit on line 17 or line 34 (whichever applies)	35	
36	Subtract line 35 from line 17 or line 34 (whichever applies). If zero or less, enter -0-	36	75,308.
37	Credit for increasing research activities from partnerships, S corporations, estates, and trusts	37	
38	Add lines 36 and 37	38	75,308.

- Estates and trusts, go to line 39.
- Partnerships and S corporations not electing the payroll tax credit, stop here and report this amount on Schedule K.
- Partnerships and S corporations electing the payroll tax credit, complete Section D and report on Schedule K the amount on this line reduced by the amount on line 44.
- Eligible small businesses, stop here and report the credit on Form 3800, Part III, line 4i. See instructions for the definition of eligible small business.
- Filers other than eligible small businesses, stop here and report the credit on Form 3800, Part III, line 1c.

Note: Qualified small business filers, other than partnerships and S corporations, electing the payroll tax credit must complete Form 3800 before completing Section D.

39	Amount allocated to beneficiaries of the estate or trust	39	
40	Estates and trusts, subtract line 39 from line 38. For eligible small businesses, report the credit on Form 3800, Part III, line 4i. See instructions. For filers other than eligible small businesses, report the credit on Form 3800, Part III, line 1c	40	

Section D - Qualified Small Business Payroll Tax Election and Payroll Tax Credit. Skip this section if the payroll tax election does not apply. See instructions.

41	Check this box if you are a qualified small business electing the payroll tax credit. See instructions ☒		
42	Enter the portion of line 36 elected as a payroll tax credit (do not enter more than $250,000). See instructions	42	75,308.
43	General business credit carryforward from the current year (see instructions). Partnerships and S corporations, skip this line and go to line 44	43	94,741.
44	Partnerships and S corporations, enter the smaller of line 36 or line 42. All others, enter the smallest of line 36, line 42, or line 43. Enter here and on the applicable line of Form 8974, Part 1, column (e). Members of controlled groups or businesses under common control, see instructions for the statement that must be attached	44	75,308.

Form **6765** (Rev. 12-2019)

FORM 1120	TAXES AND LICENSES	STATEMENT 1

DESCRIPTION	AMOUNT
PAYROLL TAXES	58,688.
TOTAL TO FORM 1120, LINE 17	58,688.

FORM 1120	OTHER DEDUCTIONS	STATEMENT 2

DESCRIPTION	AMOUNT
AMORTIZATION	46,065.
BANK CHARGES & FEES	1,996.
BUSINESS DEVELOPMENT	25.
INSURANCE	40,950.
MEALS	1,394.
OFFICE SUPPLIES	86,486.
OUTSIDE CONTRACTORS	751,648.
PAYROLL SERVICE FEES	2,812.
REDUCED RESEARCH EXPENSES FROM FORM 6765	-75,308.
SHIPPING & POSTAGE	2,079.
TRAVEL	35,911.
UTILITIES	4,253.
WORKERS COMPENSATION INS	1,918.
TOTAL TO FORM 1120, LINE 26	900,229.

SCHEDULE L	OTHER CURRENT ASSETS	STATEMENT 3

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
PAYROLL TAX CREDIT	14,210.	14,210.
TOTAL TO SCHEDULE L, LINE 6	14,210.	14,210.

SCHEDULE L	OTHER LIABILITIES	STATEMENT 4

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
CREDIT CARD EXPENASE PAYABLE		10,204.
TOTAL TO SCHEDULE L, LINE 21		10,204.

SCHEDULE M-1	OTHER EXPENSES RECORDED ON BOOKS NOT DEDUCTED IN THIS RETURN	STATEMENT 5

DESCRIPTION	AMOUNT
EXCLUDED PORTION OF RESEARCH EXPENSES	75,308.
TOTAL TO SCHEDULE M-1, LINE 5	75,308.

SCHEDULE M-2	UNAPPROPRIATED RETAINED EARNINGS - OTHER INCREASES	STATEMENT 6

DESCRIPTION	AMOUNT
PRIOR PERIOD ADJUSTMENT	2,198.
TOTAL TO SCHEDULE M-2, LINE 3	2,198.

FORM 3800	CARRYOVER OF GENERAL BUSINESS CREDITS	STATEMENT 7

YEAR	TYPE OF CREDIT	ORIGINAL CREDIT	PREVIOUSLY APPLIED	CREDIT REMAINING	AVAILABLE THIS YEAR
2018	INCREASED R & D CREDIT	24,599.	5,166.	19,433.	19,433.
	TOTALS	24,599.	5,166.	19,433.	19,433.
	LESS TO FORM 4255, LINE 12				0.
	TOTAL				19,433.

2019 TAX RETURN FILING INSTRUCTIONS
PENNSYLVANIA FORM RCT-101

FOR THE YEAR ENDING
December 31, 2019

Prepared For:

Sapient Industries Inc.
1735 MARKET ST #A430
PHILADELPHIA, PA 19102

Prepared By:

Citrin Cooperman & Company, LLP
1800 JFK Blvd 20th Floor
Philadelphia, PA 19103

To Be Signed and Dated By:

The appropriate corporate officer(s).

Amount of Tax:

Total tax	$	0
Less: payments and credits	$	0
Plus: other amount	$	0
Plus: interest and penalties	$	0
No payment required	$	

Overpayment:

Not applicable

Make Check Payable to:

Not applicable

Mail Tax Return and Check (if applicable) to:

This return has been prepared for electronic filing. If you wish to have it transmitted to the PADOR, please sign, date and return Form PA-8879-C to our office via e-mail to efilePA@citrincooperman.com or fax (267)479-0035. We will then submit the return to the PADOR. Do not mail a paper copy of the return.

Return Must be Mailed On or Before:

Return Form PA-8879-C to us by May 15, 2020.

Special Instructions:



1010019113

1010019113

DEPARTMENT USE ONLY

RCT-101 08-19 PAGE 1 OF 4
PA CORPORATE NET INCOME TAX REPORT 2019

IRS Filing Type A = 1120 B = 1120S C = Other A

STEP A

Tax Year Beginning 01012019 Tax Year Ending 12312019

STEP B

Amended Report	N	52-53 Week Filer	N	First Report	N	File Period Change	N
Federal Extension Granted	N	Address Change	N	KOZ/EIP/SDA Credit	N	S Corp Taxable Built-in Gains	N
		Change Fed Group	N	Royalty/Related Interest Add-Back (Act 52 of 2013)	N	Section 381/382/Merger NOLs/Alternate Apportionment	N

STEP C

Revenue ID 1001346089 Parent Corporation EIN

Federal EIN 821270113

Business Activity Code 335900

Corporation Name SAPIENT INDUSTRIES INC

Address Line 1 1735 MARKET ST A430

Address Line 2

City PHILADELPHIA Province

State PA Country Code

ZIP 19102 Foreign Postal Code

STEP D: PA CORPORATE NET INCOME TAX

USE WHOLE DOLLARS ONLY

	A. Tax Liability from Page 2 (can not be less than zero)	B. Estimated Payments & Credits on Deposit	C. Restricted Credits	STEP E: Payment Due/Overpayment Calculation: A minus B minus C See instructions.
CNI	0	0	0	0

STEP F: Transfer/Refund Method (See instructions.)

E-File Opt Out (See instructions.) N

0 **Transfer**: Amount to be credited to the next tax year after offsetting all unpaid liabilities.

0 **Refund**: Amount to be refunded after offsetting all unpaid liabilities.

STEP G: Corporate Officer (Must sign affirmation below)

NAME MARTIN KOCH

PHONE 3479458711

EMAIL MARTIN@SAPIENT.INDUSTRIES

FORM 1019

BARCODE 0000

974301 11-26-19 CCH

I affirm under penalties prescribed by law, this report, including any accompanying schedules and statements, has been examined by me and to the best of my knowledge and belief is a true, correct and complete report. If this report is an amended report, the taxpayer hereby consents to the extension of the assessment period for this tax year to one year from the date of filing of this amended report or three years from the filing of the original report, whichever period last expires, and agrees to retain all required records pertaining to that tax and tax period until the end of the extended assessment period, regardless of any statutory provision providing for a shorter period of retention. For purposes of this extension, an original report filed before the due date is deemed filed on the due date. I am authorized to execute this consent to the extension of the assessment period.

Corporate Officer Signature	Date

REVENUE ID 1001346089

TAX YEAR END 12312019 **NAME** SAPIENT INDUSTRIES INC

RCT-101 08-19 PAGE 2 OF 4 PA CORPORATE NET INCOME TAX REPORT 2019

SECTION A: BONUS DEPRECIATION

USE WHOLE DOLLARS ONLY

(Include REV-1834, Schedule C-8 and C-9, if claiming bonus depreciation.)

1.	Current year federal depreciation of 168k prop.	1	0
2.	Current year adjustment for disposition of 168k prop.	2	0
3.	Other adjustments.	3	0

SECTION B: PA CORPORATE NET INCOME TAX

1.	Income or loss from federal return on a separate-company basis.	1	-1703207

2. **DEDUCTIONS:**

2A.	Corporate dividends received (from REV-798, Schedule C-2, Line 7).	2A	0
2B.	Interest on U.S. securities (GROSS INTEREST minus EXPENSES).	2B	0
2C.	Current yr. addtl. PA deprec. plus adjust. for sale (REV-1834, Sched. C-8, Line 8).	2C	4764
2D.	Other (from REV-860, Schedule OD) See instructions.	2D	0
	TOTAL DEDUCTIONS - Add Lines 2A through 2D and enter the result on Line 2.	2	4764

3. **ADDITIONS:**

3A.	Taxes imposed on or measured by net income (from REV-860, Schedule C-5, Line 6).	3A	0
3B.	Employment incentive payment credit adjustment (Include Schedule W).	3B	0
3C.	Current year bonus depreciation (REV-1834, Sched. C-8, Line 3).	3C	23820
3D.	Intangible expense or related interest expense (REV-802, Sched. C-6; must include REV-802).	3D	0
3E.	Other (from REV-860, Schedule OA) See instructions.	3E	0
	TOTAL ADDITIONS - Add Lines 3A through 3E and enter the result on Line 3.	3	23820

4.	Income or loss with Pennsylvania adjustments (Line 1 minus Line 2 plus Line 3).	4	-1684151
5.	Total nonbusiness income or loss (from REV-934, Column C, Total; must include REV-934).	5	0
6.	Income or loss to be apportioned (Line 4 minus Line 5).	6	-1684151
7.	Apportionment (from Schedule C-1, 1C, or 2C if using Special Apportionment).	7	1.000000
8.	Income or loss apportioned to PA (Line 6 times Line 7).	8	-1684151
9.	Nonbusiness income or loss allocated to PA (from REV-934, Column A, Total; must include REV-934).	9	0
10.	PA taxable income or loss after apportionment (Line 8 plus Line 9).	10	-1684151
11.	Total net operating loss deduction (from RCT-103, Part A, Line 4).	11	0
12.	PA taxable income or loss (Line 10 minus Line 11).	12	-1684151
13.	PA corporate net income tax (Line 12 times 0.0999). If Line 12 is less than zero, enter "0".	13	0
14.	Less: Credit for tax paid by affiliate(s) for intangible expense or related interest expense (from REV-803, Sched. C-7; must include REV-803).	14	0
15.	Tax Due (Line 13 minus Line 14.)	15	0

SCHEDULE C-1: Apportionment Schedule For Corporate Net Income Tax (Include RCT-106.) *

Sales Factor					Special Apportionment		
Sales - PA	1A	0	1C	1.000000	Numerator	2A	0
Sales - Total	1B	0			Denominator	2B	0
974302 11-26-19 CCH					Apportionment Proportion	2C	0

* Refer to REV-1200, PA Corporate Net Income Tax Instructions, found at www.revenue.pa.gov.



REVENUE ID   1001346089

TAX YEAR END   12312019   **NAME**   SAPIENT INDUSTRIES INC

RCT-101 08-19   **PAGE 3 OF 4**   **PA CORPORATE NET INCOME TAX REPORT 2019**

SECTION C: CORPORATE STATUS CHANGES

               Final Report   **N**

PA Corporations:

Did you ever transact business anywhere?   **N**   If yes, enter date all business activity ceased

Did you hold assets anywhere?   **N**   If yes, enter date of final disposition of assets*

Foreign Corporations:

Did you ever transact business in PA on your own or through an unincorporated entity?   **N**   If yes, enter date PA business activity ceased

Did you hold assets in PA on your own or through an unincorporated entity?   **N**   If yes, enter date of final disposition of PA assets*

*Schedule of Disposition of Assets, REV-861, must be completed and filed with this report.

Has the corporation sold or transferred in bulk, 51 percent or more of any class of assets? (See instructions.)   **N**

If yes, enter the following information. (Include a separate schedule if additional space is needed.)

Purchaser Name
Address Line 1
Address Line 2
City   Province
State   Country Code
ZIP   Foreign Postal Code

SECTION D: GENERAL INFORMATION QUESTIONNAIRE

Describe corporate activity in PA   ELECTRICAL TECHNOLOGY

Describe corporate activity outside PA

Other states in which taxpayer has activity

State of Incorporation   **PA**   Incorporation Date   04122017

1. Does any corporation, individual or other business entity hold all or a majority of the stock of this corporation?   1   N
2. Does this corporation own all or a majority of stock in other corporations? If yes, include REV-798, Schedule X.   2   N
3. Is this taxpayer a partnership or other unincorporated entity that elects to file federal taxes as a corporation?   3   N
4. Has the federal government changed taxable income as originally reported for any prior period for which reports of change have not been filed in PA?   4   N

If yes: First Period End Date: Last Period End Date:

Accounting Method - Federal Tax Return   Accounting Method - Financial Statements

      C   **A** = Accrual   **C** = Cash   **O** = Other   **C**   **A** = Accrual   **C** = Cash   **O** = Other

Other   Other

974311 11-26-19   CCH



REVENUE ID 1001346089

TAX YEAR END 12312019 **NAME** SAPIENT INDUSTRIES INC

RCT-101 08-19 **PAGE 4 OF 4** **PA CORPORATE NET INCOME TAX REPORT 2019**

SCHEDULE OF REAL PROPERTY IN PA (Include a separate schedule if additional space is needed.)

Did you own or rent property in PA titled to the corporation or any Single Member LLC during this filing period? **N**

If yes, the below section must be completed.

O = Own

R = Rent | Street Address | City | County | KOZ/KOEZ

CORPORATE OFFICERS

(See instructions.) SSN Last Name First Name MI

Must provide requested information for all filled officer positions.

President/Managing Partner
Vice President
Secretary
Treasurer/Tax Manager

PREPARER'S INFORMATION

Firm Federal EIN	222428965
Firm Name	CITRIN COOPERMAN & COMPANY, LLP
Address Line 1	1800 JFK BLVD 20TH FLOO
Address Line 2	
City	PHILADELPHIA
State	PA
ZIP	19103

Province
Country Code
Foreign Postal Code

I affirm under penalties prescribed by law, this report, including any accompanying schedules and statements, has been prepared by me and to the best of my knowledge and belief is a true, correct and complete report.

Tax Preparer's Signature | **Date** 04 01 20

INDIVIDUAL PREPARER MICHAEL KLINE CPA
PHONE 2155454800
EMAIL MKLINE@CITRINCOOPERMAN.COM
PTIN/SSN P00148247

974312 11-26-19 CCH



pennsylvania
DEPARTMENT OF REVENUE

REV-1834 (CT) 08-18
SCHEDULE C-8
ADJUSTMENT FOR BONUS DEPRECIATION

TAX YEAR BEGINNING 01012019

CORPORATION NAME SAPIENT INDUSTRIES INC   REVENUE ID 1001346089   TAX YEAR ENDING 12312019

This Schedule is required to be completed annually and submitted with the RCT-101

1. Unused Bonus Depreciation Balance from prior year: .... | 0
   - 1A. Unrecovered Bonus Depreciation Balance: .... | 0
     On Qualified Property Acquired in Transactions Where Asset Basis is Carried Over
     Date of Transaction: _____ Type of Transaction: _____
     Revenue ID of Corporation from Whom Assets Acquired: _____ FEIN: _____

2. Amount of Federal Bonus Depreciation claimed in this tax year:
   - 2A. Property placed in service prior to Sept. 28, 2017 .... | 0
   - 2B. Property placed in service on or after Sept. 28, 2017 .... | 23820

3. Current Year Bonus Deprec. Addition (Line 2A plus 2B)
   TOTAL (Carry to Line 3C, Page 2, of RCT-101) .... | 23820

4. Additional PA Bonus Depreciation Deduction:
   - 4A. Property placed in service prior to Sept. 28, 2017 (MACRS x 3/7) .... | 0
   - 4B. Property placed in service on or after Sept. 28, 2017 (MACRS w/o regard to Bonus) .... | 4764

5. PA Bonus Depreciation Deduction
   TOTAL (Line 4A plus 4B) .... | 4764

6. Deduction for Property Which is Fully Depreciated, Sold or Otherwise Disposed:
   - 6A. Property placed in service prior to Sept. 28, 2017 (Schedule C-9 Line 2) .... | 0
   - 6B. Property placed in service on or after Sept. 28, 2017 (Schedule C-9 Line 4) .... | 0

7. PA Deduction for Property Which is Fully Depreciated, Sold or Otherwise Disposed:
   TOTAL (Line 6A plus 6B) .... | 0

8. PA Bonus Depreciation Deduction (Line 5 plus 7)
   TOTAL (Carry to line 2C, Page 2, of RCT-101) .... | 4764

9. Remaining Unused Bonus Depreciation Balance Carry-Forward:
   TOTAL (Line 1 plus Line 1A plus Line 3 minus Line 8) .... | 19056

2019 DEPRECIATION AND AMORTIZATION REPORT

OTHER DEPRECIATION   OTHER

Asset No.	Description	Date Acquired	Method	Life	Conv	Line No.	Unadjusted Cost Or Basis	Bus % Excl	Section 179 Expense	* Reduction In Basis	Basis For Depreciation	Beginning Accumulated Depreciation	Current Sec 179 Expense	Current Year Deduction	Ending Accumulated Depreciation
1	EQUIPMENT	06/30/19	200DB	5.00	HY	19B	23,820.				23,820.			23,820.	
2	STARTUP EXPENSES	01/01/19		120M		42	460,646.				460,646.			46,065.	46,065.
	* TOTAL OTHER DEPRECIATION & AMORT						484,466.			23,820.	460,646.	0.		69,885.	46,065.
	CURRENT YEAR ACTIVITY														
	BEGINNING BALANCE						0.		0.	0.	0.	0.			0.
	ACQUISITIONS						484,466.		0.	23,820.	460,646.	0.			46,065.
	DISPOSITIONS						0.		0.	0.	0.	0.			0.
	ENDING BALANCE						484,466.		0.	23,820.	460,646.	0.			46,065.

928111 04-01-19

(D) - Asset disposed

* ITC, Salvage, Bonus, Commercial Revitalization Deduction, GO Zone

pennsylvania
DEPARTMENT OF REVENUE

PA-8879 C (SU) 12-19

e-file Signature Authorization for RCT-101, PA Corporate Net Income Tax Report

2019

See instructions.

For calendar year 2019 or tax year beginning , 2019, ending , 20 .

Name of Corporation				Federal Employer Identification Number (FEIN)
SAPIENT INDUSTRIES INC				82-1270113
Corporation Address	**City**	**State**	**ZIP Code**	**Revenue ID Number**
1735 MARKET ST A430	PHILADELPHIA	PA	19102	1001346089

SECTION I TAX REPORT INFORMATION (Whole dollars only.)

1. Income or Loss from Federal Return on a Separate Company Basis (From RCT-101, Section B, Line 1)	1.	-1,703,207.
2. PA Taxable Income or Loss (From RCT-101, Section B, Line 12)	2.	-1,684,151.
3. PA Corporate Net Income Tax Due (From RCT-101, Section B, Line 15)	3.	

SECTION II DECLARATION AND SIGNATURE AUTHORIZATION OF OFFICER (Keep a copy of the corporation's tax report.)

Under penalties of perjury, I declare I am an officer of the above-named corporation and I examined a copy of the corporation's 2019 electronic tax report, accompanying schedules and statements, and to the best of my knowledge and belief they are true, correct and complete. I further declare the amounts in Section I above are the amounts shown on the copy of the corporation's electronic tax report. I consent to allow my electronic return originator (ERO) and/or transmitter to send the corporation's report to the PA Department of Revenue and receive from the PA Department of Revenue an acknowledgement of receipt or reason for rejection of the transmission. If applicable, I authorize the PA Department of Revenue and its designated financial institution to initiate an electronic funds withdrawal entry to the financial institution account indicated in the tax preparation software for payment of the corporation's state taxes owed on this report, and I authorize the financial institution to debit the entry to this account. To revoke a payment, I must contact the PA Department of Revenue no later than two business days prior to the payment date by calling 717-783-6277. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I selected a federal self-select PIN as my signature for the corporation's electronic tax report and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's Federal Self-Select PIN (Check one box only.):

[X] I authorize CITRIN COOPERMAN & COMPANY, LL (ERO firm name) to enter my federal self-select PIN 10111 (Do not enter all zeros.) as my signature on the corporation's electronically filed tax report.

[ ] As an officer of the corporation, I will enter my federal self-select PIN as my signature on the corporation's electronically filed tax report.

Signature of Officer	Date	Title		Social Security number
		PRESIDENT		
Address	**City**		**State**	**ZIP Code**
1735 MARKET ST A430	PHILADELPHIA		PA	19102

SECTION III CERTIFICATION AND AUTHENTICATION

ERO's EFIN/PIN (Enter your six-digit EFIN followed by your five-digit federal self-select PIN.): 23733818247 (Do not enter all zeros.)

As a participant in the Practitioner PIN Program, I certify the above numeric entry is my federal self-select PIN, which is my signature on the tax year 2019 electronically filed PA corporate net income tax report for the taxpayer(s) indicated above. I confirm I am participating in the Practitioner PIN Program in accordance with the requirements established for this program.

ERO's Signature ▶ ______________________ Date ▶ ______________

Electronic Return Originators (EROs) must retain this form and supporting documents for three years.
DO NOT SUBMIT THIS FORM TO THE PA DEPARTMENT OF REVENUE UNLESS REQUESTED TO DO SO.

974065 01-08-20 CCH

pennsylvania
DEPARTMENT OF REVENUE

Pennsylvania Department of Revenue

Appendix for PA-8879 C

PA-8879 C APP (SU) 12-19 e-file Signature Authorization for RCT-101, PA Corporate Net Income Tax Report

ELECTRONIC SIGNATURE SPECIFICATIONS

Below, find the Perjury Statement, Consent to Disclosure and Electronic Funds Withdrawal Consent used to develop jurat language statements for electronic filing tax preparation software where the practitioner federal self-select PIN method is selected. The software must provide the capability to incorporate these elements into the appropriate text for presentation to a taxpayer for his or her review.

PERJURY STATEMENT

Under penalties of perjury, I declare I am an officer of the above-named corporation; I have examined a copy of the corporation's 2019 electronic RCT-101, PA Corporate Net Income Tax Report, accompanying schedules and statements; and to the best of my knowledge and belief they are true, correct and complete.

CONSENT TO DISCLOSURE

I consent to allow my electronic return originator (ERO) or transmitter to send the corporation's return/report to the Internal Revenue Service (IRS) and subsequently by the IRS to the PA Department of Revenue.

ELECTRONIC FUNDS WITHDRAWAL CONSENT

I authorize the PA Department of Revenue and its designated financial institution to initiate an electronic funds withdrawal entry to my financial institution account designated in the electronic payment portion of my 2019 RCT-101 for payment of my Pennsylvania taxes owed; and my financial institution to debit the entry to my account. I also authorize the financial institutions involved in the processing of my electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to my payment. I can revoke this authorization by notifying the PA Department of Revenue no later than two business days prior to the payment date. I understand notification must be made by calling 717-783-6277.

OFFICER'S SIGNATURE

I am signing this tax return/report and Electronic Funds Withdrawal Consent, if applicable, by entering my federal self select PIN below.

Officer's PIN: 10111

Date: ________________

ERO DECLARATION

I declare the information in this electronic tax return/report is the information furnished to me by the corporation. If the corporation furnished me a completed tax return/report, I declare that the information contained in this electronic tax return/report is identical to that contained in the return/report provided by the corporation. If the furnished return/report was signed by a paid preparer, I declare I entered the paid preparer's identifying information in the appropriate portion of this electronic return/report. If I am the paid preparer, under penalties of perjury, I declare I examined this electronic return/report, and to the best of my knowledge and belief it is true, correct and complete.

ERO SIGNATURE

I am signing this tax return/report by entering my federal self select PIN below.

ERO's EFIN: 237338 (EFIN)

and PIN: 18247 (PIN)

2019 TAX RETURN FILING INSTRUCTIONS
PHILADELPHIA FORM BIRT-EZ

FOR THE YEAR ENDING
December 31, 2019

Prepared For:

Sapient Industries Inc.
1735 MARKET ST #A430
PHILADELPHIA, PA 19102

Prepared By:

Citrin Cooperman & Company, LLP
1800 JFK Blvd 20th Floor
Philadelphia, PA 19103

To Be Signed and Dated By:

The appropriate corporate officer(s).

Amount of Tax:

Total tax	$	0
Less: payments and credits	$	0
Plus: other amount	$	0
Plus: interest and penalties	$	0
No payment required	$	

Overpayment:

Not applicable

Make Check Payable to:

Not applicable

Mail Tax Return and Check (if applicable) to:

This return has been prepared for electronic filing. If you wish to have it transmitted to the Philadelphia DOR, please sign, date and return the e-file authorization to our office via e-mail to efilePA@citrincooperman.com or fax (267)479-0035. We will then submit the return to the Philadelphia DOR. Do not mail a paper copy of the return.

Return Must be Mailed On or Before:

Return the e-file authorization to us by April 15, 2020.

Special Instructions:



2019 BIRT-EZ
DUE DATE: APRIL 15, 2020

CITY OF PHILADELPHIA
DEPARTMENT OF REVENUE
2019 BUSINESS INCOME & RECEIPTS TAX
For business conducted 100% in Philadelphia

City Account Number
2972420

EIN   821270113

SAPIENT INDUSTRIES INC.
1735 MARKET ST #A430
PHILADELPHIA, PA   19102

SSN

Taxpayer E-mail Address
MARTIN@SAPIENT·INDUSTRIES

If this is a change of address, file a Change Form and check this box:

If your business terminated in 2019, enter the termination date AND file a CHANGE FORM. →

YOU MUST COMPLETE WORKSHEET "S-EZ"

If this is an amended return place an "X" here:

COMPUTATION OF TAX DUE OR OVERPAYMENT

1. NET INCOME PORTION OF TAX (from Page 2, Line 6).
   If there is no tax due, enter "0" 1.   0

2. GROSS RECEIPTS PORTION OF TAX (from Page 2, Line 11).
   If there is no tax due, enter "0" 2.   0

3. Tax Due for the 2019 Business Income & Receipts Tax (Line 1 plus Line 2) .... 3.

4. **MANDATORY** 2020 BIRT Estimated Payment (See Instructions) .... 4.

5. Total Due by **4/15/2020** (Line 3 plus Line 4) .... 5.

ESTIMATED PAYMENTS AND OTHER CREDITS

6a. **Include any estimated and/or extension payments of 2019 BIRT previously made**
   and any credit from overpayment of the 2018 BIRT and/or 2019 NPT return .... 6a.

6b. Credit from Special Credit Schedule (SC). (Cannot exceed amount on Line 3) .... 6b.

6c. Total payments and credits. (Line 6a plus Line 6b) .... 6c.

7. Net Tax Due (Line 5 less Line 6c).
   If Line 6c is greater than Line 5, enter "0" 7.   0

8. Interest and Penalty
   Refer to web site for current percentage .... 8.

9. **TOTAL DUE** including Interest and Penalty (Line 7 plus Line 8).
   Use payment coupon. Make check payable to: "City of Philadelphia" .... 9.

OVERPAYMENT OPTIONS If Line 6C is greater than Line 5, enter the amount to be:

10a. Refunded. **Do not file a separate Refund Petition** .... 10a.

10b. Applied to the 2019 Net Profits Tax Return .... 10b.

10c. Applied to the 2020 Business Income & Receipts Tax .... 10c.

Under penalties of perjury, as set forth in 18 PA C.S. §§ 4902-4903 as amended, I swear that I have reviewed this return and accompanying statements and schedules, and to the best of my knowledge and belief, they are true and complete.

Taxpayer Signature _____ Date _____ Phone # _____

Preparer Signature MICHAEL KLINE, CPA Date 04-01-2020 Phone # 215-545-4800
CITRIN COOPERMAN & COMPA
1800 JFK BLVD 20TH FLOOR
PHILADELPHIA, PA 19103

CCH
996331 10-23-19





2019 BIRT-EZ

31319

City Account Number 2972420

TAX COMPUTATION SCHEDULES

If business is operated inside and outside of Philadelphia, you must file the BIRT Regular return available at www.phila.gov/revenue.
Reminder - You *must* use the same method (METHOD I or METHOD II) that you elected on the first Business Income & Receipts Tax return filed.

NET INCOME PORTION — **Place "X" in box to indicate a loss.**

			Loss	Amount
1.	**METHOD II.** Net Income (or loss) as properly reported to the Federal Government STMT 1	1.	X	1684151
	OR			
2.	**METHOD I.** Net Income (or loss) in accordance with Accounting System	2.		
3.	**Statutory Net Income Deduction from Worksheet S-EZ, Line S5, below**	3.		
4.	Loss Carry Forward, if any	4.		
5.	Taxable Income or loss. (Amount on Line 1 OR Line 2 minus Line 3 minus Line 4)	5.	X	1684151
6.	**TAX DUE** (Line 5 X .0625). **If Line 5 is a loss, enter zero here and on Page 1, Line 1**	6.		0

GROSS RECEIPTS PORTION

Do not report negative numbers for gross receipts.

TAXABLE GROSS RECEIPTS from:

7a.	Sales and/or rentals of tangible personal property	7a.	
7b.	Services	7b.	1227
7c.	Rentals of real property	7c.	
7d.	Royalties	7d.	
7e.	Gains on sales of capital business assets	7e.	
7f.	Gains on sales of stocks, bonds, etc. (Not applicable to individuals.)	7f.	
7g.	Dividends. (Not applicable to individuals.)	7g.	
7h.	Interest. (Not applicable to individuals.)	7h.	
7i.	Other. (Describe) ______	7i.	
8.	TAXABLE GROSS RECEIPTS before Statutory Exclusion. (Add Lines 7a through 7i.)	8.	1227
9.	**Statutory Exclusion (Lower of Line 8 or $100,000.00)**	9.	1227
10.	Net taxable Gross Receipts (Line 8 minus Line 9)	10.	
11.	**TAX DUE.** (Line 10 X .001415). **Enter here and on Page 1, Line 2**	11.	

Worksheet S-EZ - Use to calculate Statutory Net Income Deduction

S1.	Enter the lower of Line 8 above or $100,000.00	S1.	1227
S2.	Enter Net Income from Line 1 or Line 2. If loss, enter zero	S2.	
S3.	Enter Taxable Gross Receipts from Line 8 above	S3.	1227
S4.	Divide Line S2 by Line S3. (Cannot be greater than 1.0000)	S4.	
S5.	Statutory Net Income Deduction (Line S1 times Line S4. Cannot exceed $100,000) **Enter here and on Line 3, above.**	S5.	



SAPIENT INDUSTRIES INC. 82-1270113

FORM BIRT-EZ FEDERAL NET INCOME AND ADJUSTMENTS STATEMENT 1

DESCRIPTION	AMOUNT
ORDINARY INCOME FROM TRADE OR BUSINESS	-1,703,207
DISALLOWED SEC 168K BONUS DEPRECIATION	23,820
DEPRECIATION ALLOWANCE FOR SEC 168(K) 100% BONUS ASSETS	-4,764
TOTAL TO FORM BIRT-EZ, PAGE 2, LINE 1	-1,684,151

City of
Philadelphia
LIFE • LIBERTY • AND YOU ™

City of Philadelphia e-file Signature Authorization

2019

▶ Do not send to the City of Philadelphia.
▶ This is not a tax return. Keep this form for your records.

Taxpayer's Name	SSN/EIN
SAPIENT INDUSTRIES INC.	82-1270113

Part I **Tax Return Information - Tax Year Ending December 31, 2019** (Whole Dollars Only)

Business Income & Receipts Tax			
1	Tax Due for the 2019 Business Income & Receipts Tax (Form 2019 BIRT, Line 3)	1	
2	MANDATORY 2020 BIRT Estimated Payment (Form 2019 BIRT, Line 4)	2	
3	Total Due by 4/15/2020 (Line 3 plus Line 4)	3	
Net Profits Tax			
	Total Due by 4/15/2020 (Form 2019 NPT, Line 11)	NPT	
School Income Tax			
	Total Due by 4/15/2020 (Form 2019 SIT, Line 12)	SIT	

Part II **Taxpayer Declaration and Signature Authorization**

Under penalties of perjury, I declare that I have examined a copy of my electronic tax return and accompanying schedules and statements for the tax year ending December 31, 2019, and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts from my electronic tax return. I consent to allow my intermediate service provider, transmitter, or electronic return originator (ERO) to send my return to the City of Philadelphia and to receive from the City of Philadelphia **(a)** an acknowledgement of receipt or reason for rejection of the transmission and **(b)** the reason for any delay in processing the return. If applicable, I authorize the City of Philadelphia and its designated financial agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of my City taxes owed on this return and/or a payment of estimated tax, and the financial institution to debit the entry to this account. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I further acknowledge that the personal identification number (PIN) below is my signature for my electronic tax return and, if applicable, my electronic funds withdrawal consent.

Taxpayer's Personal Identification Number (PIN): (check one box only)

[X] I authorize ______________________ to enter my PIN 10111 as my signature on my tax year 2019 electronically filed tax return.

[ ] I will enter my PIN as my signature on my tax year 2019 electronically filed tax return.

Signature ______________________ **Date** ____________

Practitioner PIN Method Returns Only - continue below

Part III **Certification and Authentication - Practitioner PIN Method Only**

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 23733818247

As a participant in the Practitioner PIN Program, I certify the above numeric entry is my PIN, which is my signature on the tax year 2019 electronically filed tax return for the taxpayer indicated above. I confirm I am participating in the Practitioner PIN Program in accordance with the requirements established for this program.

ERO's signature ______________________ **Date** 04/01/20

ERO must retain this form and the supporting documents for three years.

DO NOT SUBMIT THIS FORM TO THE CITY OF PHILADELPHIA.

996291 01-07-20

Form 1120 — U.S. Corporation Income Tax Return

Form 1120
Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return
For calendar year 2018 or tax year beginning _____ , ending _____
▶ Go to www.irs.gov/Form1120 for instructions and the latest information.

OMB No. 1545-0123

2018

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name: **SAPIENT INDUSTRIES INC**
Number, street, and room or suite no. If a P.O. box, see instructions. **1735 MARKET ST #A430**
City or town, state, or province, country, and ZIP or foreign postal code **PHILADELPHIA   PA 19102**

B Employer identification number 82-1270113
C Date incorporated 04/12/2017
D Total assets (see instructions) $ 544,496

E Check if: (1) Initial return ☐ (2) Final return ☐ (3) ☒ Name change ☐ (4) Address change ☐

Income

1a	Gross receipts or sales	
b	Returns and allowances	
c	Balance. Subtract line 1b from line 1a	1c
2	Cost of goods sold (attach Form 1125-A)	2
3	Gross profit. Subtract line 2 from line 1c	3
4	Dividends and inclusions (Schedule C, line 23, column (a))	4
5	Interest	5
6	Gross rents	6
7	Gross royalties	7
8	Capital gain net income (attach Schedule D (Form 1120))	8
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9
10	Other income (see instructions—attach statement)	10
11	**Total income.** Add lines 3 through 10	11

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E)	12
13	Salaries and wages (less employment credits)	13
14	Repairs and maintenance	14
15	Bad debts	15
16	Rents	16
17	Taxes and licenses	17
18	Interest (see instructions)	18
19	Charitable contributions	19
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20
21	Depletion	21
22	Advertising	22
23	Pension, profit-sharing, etc., plans	23
24	Employee benefit programs	24
25	Reserved for future use	25
26	Other deductions (attach statement)	26
27	**Total deductions.** Add lines 12 through 26	27
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28
29a	Net operating loss deduction (see instructions)	29a
b	Special deductions (Schedule C, line 24, column (c))	29b
c	Add lines 29a and 29b	29c

Tax, Refundable Credits, and Payments

30	Taxable income. Subtract line 29c from line 28. See instructions	30
31	Total tax (Schedule J, Part I, line 11)	31	0
32	2018 net 965 tax liability paid (Schedule J, Part II, line 12)	32	0
33	Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23)	33
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐	34
35	Amount owed. If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed	35
36	Overpayment. If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid	36
37	Enter amount from line 36 you want: Credited to 2019 estimated tax ▶ _____ Refunded ▶	37

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer _(signed)_   **MARTIN KOCH**   Date _____   Title **PRESIDENT**

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	**ADAM S. KAZAN, CPA**
Preparer's signature	_(signed)_
Date	02/12/19
Check ☐ if self-employed	
PTIN	P00415994
Firm's name ▶	**THOMAS J. SCHWABENLAND P.C.**
Firm's EIN ▶	04-3800675
Firm's address ▶	**2 VILLAGE RD. STE 7C HORSHAM, PA 19044-3816**
Phone no.	215-731-0730

For Paperwork Reduction Act Notice, see separate instructions.
DAA

Form **1120** (2018)

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		see instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Section 965(a) inclusion		see instructions	
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 15, 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add lines 9 through 22, column (c). Enter here and on page 1, line 29b			

Form **1120** (2018)

DAA

Schedule J   **Tax Computation and Payment** (see instructions)

Part I—Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐		
2	Income tax. See instructions	**2**	0
3	Base erosion minimum tax (attach Form 8991)	**3**	
4	Add lines 2 and 3	**4**	0
5a	Foreign tax credit (attach Form 1118)	**5a**	
b	Credit from Form 8834 (see instructions)	**5b**	
c	General business credit (attach Form 3800)	**5c**	0
d	Credit for prior year minimum tax (attach Form 8827)	**5d**	
e	Bond credits from Form 8912	**5e**	
6	**Total credits.** Add lines 5a through 5e	**6**	
7	Subtract line 6 from line 4	**7**	
8	Personal holding company tax (attach Schedule PH (Form 1120))	**8**	
9a	Recapture of investment credit (attach Form 4255)	**9a**	
b	Recapture of low-income housing credit (attach Form 8611)	**9b**	
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	**9c**	
d	Interest due under the look-back method—income forecast method (attach Form 8866)	**9d**	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**	
f	Other (see instructions—attach statement)	**9f**	
10	**Total.** Add lines 9a through 9f	**10**	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	**11**	0

Part II—Section 965 Payments (see instructions)

12	2018 net 965 tax liability paid from Form 965-B, Part II, column (k), line 2. Enter here and on page 1, line 32	**12**	

Part III—Payments, Refundable Credits, and Section 965 Net Tax Liability

13	2017 overpayment credited to 2018	**13**	
14	2018 estimated tax payments	**14**	
15	2018 refund applied for on Form 4466	**15**	( )
16	Combine lines 13, 14, and 15	**16**	
17	Tax deposited with Form 7004	**17**	
18	Withholding (see instructions)	**18**	
19	**Total payments.** Add lines 16, 17, and 18	**19**	
20	Refundable credits from:		
a	Form 2439	**20a**	
b	Form 4136	**20b**	
c	Form 8827, line 8c	**20c**	
d	Other (attach statement–see instructions)	**20d**	
21	**Total credits.** Add lines 20a through 20d	**21**	
22	2018 net 965 tax liability paid from Form 965-B, Part I, column (d), line 2. See instructions	**22**	
23	**Total payments, credits, and section 965 net tax liability.** Add lines 19, 21, and 22. Enter here and on page 1, line 33	**23**	

Form **1120** (2018)

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method: a [X] Cash b [ ] Accrual c [ ] Other (specify) ▶		
2	See the instructions and enter the:		
a	Business activity code no. ▶ 335900		
b	Business activity ▶ ELECTRICAL EQUIPMENT		
c	Product or service ▶ PRODUCT		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? If "Yes," enter name and EIN of the parent corporation ▶		X
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)		X
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316. If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452. If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		X
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? For rules of attribution, see section 318. If "Yes," enter:		X
	(a) Percentage owned ▶ and (b) Owner's country ▶		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount ▶ [ ] If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ 0		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) ▶ [X] If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) ▶ $		

DAA

Schedule K	Other Information (continued from page 4)		

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?		X
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2018 that would require it to file Form(s) 1099?	X	
b	If "Yes," did or will the corporation file required Forms 1099?	X	
16	During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions ▶ $		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the corporation satisfy **one** of the following conditions and the corporation does not own a pass-through entity with current year, or prior year carryover, excess business interest expense? See instructions	X	
a	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year do not exceed $25 million, and the corporation is not a tax shelter, or		
b	The corporation only has business interest expense from (1) an electing real property trade or business, (2) an electing farming business, or (3) certain utility businesses under section 163(j)(7).		
	If "No," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter amount from Form 8996, line 13 ▶ $		

Form **1120** (2018)

DAA

Schedule L   Balance Sheets per Books

Assets	(a)	(b) Beginning of tax year	(c)	(d) End of tax year
1 Cash		26,171		69,640
2a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (att. stmt.) STMT 1		41,447		474,856
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach stmt.)				
10a Buildings and other depreciable assets				
b Less accumulated depreciation	( )		( )	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
14 Other assets (attach stmt.) STMT 2		7,481		
15 Total assets		75,099		544,496
Liabilities and Shareholders' Equity				
16 Accounts payable				
17 Mortgages, notes, bonds payable in less than 1 year				4,397
18 Other current liabilities (att. stmt.)				
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more		75,000		365,000
21 Other liabilities (attach statement)				
22 Capital stock: a Preferred stock				
b Common stock	99	99	99	99
23 Additional paid-in capital				175,000
24 Retained earnings—Appropriated (att. stmt.)				
25 Retained earnings—Unappropriated				0
26 Adjustments to SH equity (att. stmt.)				
27 Less cost of treasury stock	( )		( )	
28 Total liabilities and shareholders' equity		75,099		544,496

Schedule M-1   Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	0	7 Income recorded on books this year not included on this return (itemize):		
2 Federal income tax per books		Tax-exempt interest $		
3 Excess of capital losses over capital gains				
4 Income subject to tax not recorded on books this year (itemize):		8 Deductions on this return not charged against book income this year (itemize):		
5 Expenses recorded on books this year not deducted on this return (itemize):		a Depreciation $		
a Depreciation $		b Charitable contributions $		
b Charitable contributions $				
c Travel and entertainment $		9 Add lines 7 and 8		
6 Add lines 1 through 5		10 Income (page 1, line 28)—line 6 less line 9		0

Schedule M-2   Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1 Balance at beginning of year	0	5 Distributions: a Cash		
2 Net income (loss) per books	0	b Stock		
3 Other increases (itemize):		c Property		
		6 Other decreases (itemize):		
		7 Add lines 5 and 6		
4 Add lines 1, 2, and 3		8 Balance at end of year (line 4 less line 7)		0

Form **3800**	**General Business Credit**	OMB No. 1545-0895

Department of the Treasury
Internal Revenue Service (99)

▶ Go to *www.irs.gov/Form3800* for instructions and the latest information.
▶ **You must attach all pages of Form 3800, pages 1, 2, and 3, to your tax return.**

2018
Attachment
Sequence No. **22**

Name(s) shown on return

SAPIENT INDUSTRIES INC

Identifying number

82-1270113

Part I — Current Year Credit for Credits Not Allowed Against Tentative Minimum Tax (TMT)
(See instructions and complete Part(s) III before Parts I and II.)

1	General business credit from line 2 of all Parts III with box A checked	**1**	19,433
2	Passive activity credits from line 2 of all Parts III with box B checked	**2**	
3	Enter the applicable passive activity credits allowed for 2018. See instructions	**3**	
4	Carryforward of general business credit to 2018. Enter the amount from line 2 of Part III with box C checked. See instructions for statement to attach	**4**	
5	Carryback of general business credit from 2019. Enter the amount from line 2 of Part III with box D checked. See instructions	**5**	
6	Add lines 1, 3, 4, and 5	**6**	19,433

Part II — Allowable Credit

7	Regular tax before credits: • Individuals. Enter the sum of the amounts from Form 1040, line 11a, and Schedule 2 (Form 1040), line 46, or the sum of the amounts from Form 1040NR, lines 42 and 44 • Corporations. Enter the amount from Form 1120, Schedule J, Part I, line 2; or the applicable line of your return • Estates and trusts. Enter the sum of the amounts from Form 1041, Schedule G, lines 1a and 1b; or the amount from the applicable line of your return	**7**	0
8	Alternative minimum tax: • Individuals. Enter the amount from Form 6251, line 11 • Corporations. Enter -0- • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 56	**8**	0
9	Add lines 7 and 8	**9**	
10a	Foreign tax credit	**10a**	
b	Certain allowable credits (see instructions)	**10b**	
c	Add lines 10a and 10b	**10c**	
11	**Net income tax.** Subtract line 10c from line 9. If zero, skip lines 12 through 15 and enter -0- on line 16	**11**	
12	**Net regular tax.** Subtract line 10c from line 7. If zero or less, enter -0-	**12**	
13	Enter 25% (0.25) of the excess, if any, of line 12 over $25,000. See instructions	**13**	
14	Tentative minimum tax: • Individuals. Enter the amount from Form 6251, line 9 • Corporations. Enter -0- • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 54	**14**	0
15	Enter the greater of line 13 or line 14	**15**	
16	Subtract line 15 from line 11. If zero or less, enter -0-	**16**	
17	Enter the **smaller** of line 6 or line 16 **C corporations:** See the line 17 instructions if there has been an ownership change, acquisition, or reorganization.	**17**	

For Paperwork Reduction Act Notice, see separate instructions.

Form **3800** (2018)

DAA

Part II Allowable Credit *(continued)*

Note: If you are not required to report any amounts on line 22 or 24 below, skip lines 18 through 25 and enter -0- on line 26.

18	Multiply line 14 by 75% (0.75). See instructions	18	
19	Enter the greater of line 13 or line 18	19	
20	Subtract line 19 from line 11. If zero or less, enter -0-	20	
21	Subtract line 17 from line 20. If zero or less, enter -0-	21	
22	Combine the amounts from line 3 of all Parts III with box A, C, or D checked	22	
23	Passive activity credit from line 3 of all Parts III with box B checked 23		
24	Enter the applicable passive activity credit allowed for 2018. See instructions	24	
25	Add lines 22 and 24	25	
26	Empowerment zone and renewal community employment credit allowed. Enter the smaller of line 21 or line 25	26	0
27	Subtract line 13 from line 11. If zero or less, enter -0-	27	0
28	Add lines 17 and 26	28	
29	Subtract line 28 from line 27. If zero or less, enter -0-	29	0
30	Enter the general business credit from line 5 of all Parts III with box A checked	30	
31	Reserved	31	
32	Passive activity credits from line 5 of all Parts III with box B checked 32		
33	Enter the applicable passive activity credits allowed for 2018. See instructions	33	
34	Carryforward of business credit to 2018. Enter the amount from line 5 of Part III with box C checked and line 6 of Part III with box G checked. See instructions for statement to attach	34	
35	Carryback of business credit from 2019. Enter the amount from line 5 of Part III with box D checked. See instructions	35	
36	Add lines 30, 33, 34, and 35	36	
37	Enter the **smaller** of line 29 or line 36	37	
38	**Credit allowed for the current year.** Add lines 28 and 37. Report the amount from line 38 (if smaller than the sum of Part I, line 6, and Part II, lines 25 and 36, see instructions) as indicated below or on the applicable line of your return. • Individuals. Schedule 3 (Form 1040), line 54, or Form 1040NR, line 51 • Corporations. Form 1120, Schedule J, Part I, line 5c • Estates and trusts. Form 1041, Schedule G, line 2b	38	0

Form **3800** (2018)

DAA

Name(s) shown on return	Identifying number
SAPIENT INDUSTRIES INC	82-1270113

Part III   General Business Credits or Eligible Small Business Credits (see instructions)

Complete a separate Part III for each box checked below. See instructions.

A   [X]   General Business Credit From a Non-Passive Activity   E   ▨   Reserved

B   [ ]   General Business Credit From a Passive Activity   F   ▨   Reserved

C   [ ]   General Business Credit Carryforwards   G   [ ]   Eligible Small Business Credit Carryforwards

D   [ ]   General Business Credit Carrybacks   H   ▨   Reserved

I   If you are filing more than one Part III with box A or B checked, complete and attach first an additional Part III combining amounts from all Parts III with box A or B checked. Check here if this is the consolidated Part III .... ▶ [ ]

(a) Description of credit		(b) If claiming the credit from a pass-through entity, enter the EIN	(c) Enter the appropriate amount
Note: On any line where the credit is from more than one source, a separate Part III is needed for each pass-through entity.			
1a Investment (Form 3468, Part II only) (attach Form 3468)	1a		
b Reserved	1b	▨	▨
c Increasing research activities (Form 6765)	1c		19,433
d Low-income housing (Form 8586, Part I only)	1d		
e Disabled access (Form 8826) (see instructions for limitation)	1e		
f Renewable electricity, refined coal, and Indian coal production (Form 8835)	1f		
g Indian employment (Form 8845)	1g		
h Orphan drug (Form 8820)	1h		
i New markets (Form 8874)	1i		
j Small employer pension plan startup costs (Form 8881) (see instructions for limitation)	1j		
k Employer-provided child care facilities and services (Form 8882) (see instructions for limitation)	1k		
l Biodiesel and renewable diesel fuels (attach Form 8864)	1l		
m Low sulfur diesel fuel production (Form 8896)	1m		
n Distilled spirits (Form 8906)	1n		
o Nonconventional source fuel (carryforward only)	1o		
p Energy efficient home (Form 8908)	1p		
q Energy efficient appliance (carryforward only)	1q		
r Alternative motor vehicle (Form 8910)	1r		
s Alternative fuel vehicle refueling property (Form 8911)	1s		
t Enhanced oil recovery credit (Form 8830)	1t		
u Mine rescue team training (Form 8923)	1u		
v Agricultural chemicals security (carryforward only)	1v		
w Employer differential wage payments (Form 8932)	1w		
x Carbon oxide sequestration (Form 8933)	1x		
y Qualified plug-in electric drive motor vehicle (Form 8936)	1y		
z Qualified plug-in electric vehicle (carryforward only)	1z		
aa Employee retention (Form 5884-A)	1aa		
bb General credits from an electing large partnership (Schedule K-1 (Form 1065-B))	1bb		
zz Other. Oil and gas production from marginal wells (Form 8904) and certain other credits (see instructions)	1zz		
2 Add lines 1a through 1zz and enter here and on the applicable line of Part I	2	▨	19,433
3 Enter the amount from Form 8844 here and on the applicable line of Part II	3		
4a Investment (Form 3468, Part III) (attach Form 3468)	4a		
b Work opportunity (Form 5884)	4b		
c Biofuel producer (Form 6478)	4c		
d Low-income housing (Form 8586, Part II)	4d		
e Renewable electricity, refined coal, and Indian coal production (Form 8835)	4e		
f Employer social security and Medicare taxes paid on certain employee tips (Form 8846)	4f		
g Qualified railroad track maintenance (Form 8900)	4g		
h Small employer health insurance premiums (Form 8941)	4h		
i Increasing research activities (Form 6765)	4i		
j Employer credit for paid family and medical leave (Form 8994)	4j		
z Other	4z		
5 Add lines 4a through 4z and enter here and on the applicable line of Part II	5		
6 Add lines 2, 3, and 5 and enter here and on the applicable line of Part II	6	▨	19,433

Form 6765

(Rev. December 2018)
Department of the Treasury
Internal Revenue Service

Credit for Increasing Research Activities

▶ Attach to your tax return.
▶ Go to *www.irs.gov/Form6765* for instructions and the latest information.

OMB No. 1545-0619

Attachment Sequence No. 81

Name(s) shown on return

SAPIENT INDUSTRIES INC

Identifying number

82-1270113

Section A – Regular Credit. Skip this section and go to Section B if you are electing or previously elected (and are not revoking) the alternative simplified credit.

1	Certain amounts paid or incurred to energy consortia (see instructions)	**1**	
2	Basic research payments to qualified organizations (see instructions) ... **2**		
3	Qualified organization base period amount ... **3**		
4	Subtract line 3 from line 2. If zero or less, enter -0-	**4**	0
5	Wages for qualified services (do not include wages used in figuring the work opportunity credit) ... **5** 142,200		
6	Cost of supplies ... **6** 3,799		
7	Rental or lease costs of computers (see instructions) ... **7**		
8	Enter the applicable percentage of contract research expenses. See instructions ... **8** 99,993		
9	Total qualified research expenses. Add lines 5 through 8 ... **9** 245,992		
10	Enter fixed-base percentage, but not more than 16% (0.16) (see instructions) ... **10** 3.00 %		
11	Enter average annual gross receipts. See instructions ... **11**		
12	Multiply line 11 by the percentage on line 10 ... **12**		
13	Subtract line 12 from line 9. If zero or less, enter -0- ... **13** 245,992		
14	Multiply line 9 by 50% (0.50) ... **14** 122,996		
15	Enter the **smaller** of line 13 or line 14	**15**	122,996
16	Add lines 1, 4, and 15	**16**	122,996
17	Are you electing the reduced credit under section 280C? ▶ Yes **[X]** No **[ ]** If "Yes," multiply line 16 by 15.8% (0.158). If "No," multiply line 16 by 20% (0.20) and see the instructions for the statement that must be attached. Fiscal year filers: see instructions. Members of controlled groups or businesses under common control: see instructions for the statement that must be attached	**17**	19,433

Section B – Alternative Simplified Credit. Skip this section if you are completing Section A.

18	Certain amounts paid or incurred to energy consortia (see the line 1 instructions)	**18**	
19	Basic research payments to qualified organizations (see the line 2 instructions) ... **19**		
20	Qualified organization base period amount (see the line 3 instructions) ... **20**		
21	Subtract line 20 from line 19. If zero or less, enter -0-	**21**	
22	Add lines 18 and 21	**22**	
23	Multiply line 22 by 20% (0.20)	**23**	
24	Wages for qualified services (do not include wages used in figuring the work opportunity credit) ... **24**		
25	Cost of supplies ... **25**		
26	Rental or lease costs of computers (see the line 7 instructions) ... **26**		
27	Enter the applicable percentage of contract research expenses. See the line 8 instructions ... **27**		
28	Total qualified research expenses. Add lines 24 through 27 ... **28**		
29	Enter your total qualified research expenses for the prior 3 tax years. If you had no qualified research expenses in any one of those years, skip lines 30 and 31 ... **29**		
30	Divide line 29 by 6.0 ... **30**		
31	Subtract line 30 from line 28. If zero or less, enter -0- ... **31**		
32	Multiply line 31 by 14% (0.14). If you skipped lines 30 and 31, multiply line 28 by 6% (0.06)	**32**	

For Paperwork Reduction Act Notice, see separate instructions.

Form **6765** (Rev. 12-2018)

DAA

Section B – Alternative Simplified Credit (continued)

33	Add lines 23 and 32	33	
34	Are you electing the reduced credit under section 280C? ▶ Yes ☐ No ☐		
	If "Yes," multiply line 33 by 79% (0.79). If "No," enter the amount from line 33 and see the line 17		
	instructions for the statement that must be attached. Members of controlled groups or businesses		
	under common control: see instructions for the statement that must be attached	34	

Section C—Current Year Credit

35	Enter the portion of the credit from Form 8932, line 2, that is attributable to wages that were also		
	used to figure the credit on line 17 or line 34 (whichever applies)	35	
36	Subtract line 35 from line 17 or line 34 (whichever applies). If zero or less, enter -0-	36	19,433
37	Credit for increasing research activities from partnerships, S corporations, estates, and trusts	37	
38	Add lines 36 and 37	38	19,433
	• Estates and trusts, go to line 39.		
	• Partnerships and S corporations not electing the payroll tax credit, stop here and report this		
	amount on Schedule K.		
	• Partnerships and S corporations electing the payroll tax credit, complete Section D and report on		
	Schedule K the amount on this line reduced by the amount on line 44.		
	• Eligible small businesses, stop here and report the credit on Form 3800, Part III, line 4i. See		
	instructions for the definition of eligible small business.		
	• Filers other than eligible small businesses, stop here and report the credit on Form 3800, Part III,		
	line 1c.		
	Note: Qualified small business filers, other than partnerships and S corporations, electing the payroll		
	tax credit must complete Form 3800 before completing Section D.		
39	Amount allocated to beneficiaries of the estate or trust (see instructions)	39	
40	Estates and trusts, subtract line 39 from line 38. For eligible small businesses, report the credit on		
	Form 3800, Part III, line 4i. See instructions. For filers other than eligible small businesses, report		
	the credit on Form 3800, Part III, line 1c	40	

Section D—Qualified Small Business Payroll Tax Election and Payroll Tax Credit. Skip this section if the payroll tax election does not apply. See instructions.

41	Check this box if you are a qualified small business electing the payroll tax credit. See instructions ☐		
42	Enter the portion of line 36 elected as a payroll tax credit (do not enter more than $250,000). See		
	instructions	42	
43	General business credit carryforward from the current year (see instructions). Partnerships and		
	S corporations skip this line and go to line 44	43	
44	Partnerships and S corporations, enter the smaller of line 36 or line 42. All others, enter the smallest		
	of line 36, line 42, or line 43. Enter here and on the applicable line of Form 8974, Part 1, column (e).		
	Members of controlled groups or businesses under common control: see instructions for the		
	statement that must be attached	44	

DAA

Form 3800	General Business Credit Carryover / Carryback Detail Wrk	2018
	For calendar year 2018 or tax year beginning , ending	

Name: SAPIENT INDUSTRIES INC

Employer Identification Number: 82-1270113

General Business Credit Carryover for Form 6765

CREDIT FOR INCREASING RESEARCH ACTIVITIES

Preceding Tax Year	Credit Amount Generated	Credit Amount Utilized		Credit Carried Back to Prior Year	Credit Carryover to Next Year
		Prior Year	Current Year		
20th 12/31/98					
19th 12/31/99					
18th 12/31/00					
17th 12/31/01					
16th 12/31/02					
15th 12/31/03					
14th 12/31/04					
13th 12/31/05					
12th 12/31/06					
11th 12/31/07					
10th 12/31/08					
9th 12/31/09					
8th 12/31/10					
7th 12/31/11					
6th 12/31/12					
5th 12/31/13					
4th 12/31/14					
3rd 12/31/15					
2nd 12/31/16					
1st 12/31/17					
Current Year	19,433		0		19,433
Total	19,433		0		
General Business Credit Carryover Available To Next Year					19,433

Credit Carryback for Form

Preceding Tax Year	Current Year		Next Year
	Tax Available to be Offset	Tax Offset by Credit Carryback	Tax Available to be Offset
5th			
4th			
3rd			
2nd			
1st			
Current Year	0		0

Federal Statements

Statement 1 - Form 1120, Page 6, Schedule L, Line 6 - Other Current Assets

Description	Beginning of Year	End of Year
CAPITALIZED STARTUP EXPENSES	$ 41,447	$ 474,856
TOTAL	$ 41,447	$ 474,856

Statement 2 - Form 1120, Page 6, Schedule L, Line 14 - Other Assets

Description	Beginning of Year	End of Year
LOAN	$ 7,481	$
TOTAL	$ 7,481	$ 0

Federal Statements

Form 1120, Page 6, Schedule L, Line 17 - Items Payable in Less Than One Year

Description	Beginning of Year	End of Year
CREDIT CARD	$	$ 4,397
TOTAL	$ 0	$ 4,397

Form 1120, Page 6, Schedule L, Line 20 - Items Payable in One Year or More

Description	Beginning of Year	End of Year
NOTE	$ 75,000	$ 365,000
TOTAL	$ 75,000	$ 365,000